Exhibit 99.109

Execution Version

CONVERTIBLE Credit Agreement

between

i-80 GOLD CORP.

as Borrower

- and -

PREMIER GOLD MINES usa, inc.

Osgood Mining Company, LLC

Ruby Hill Mining Company, LLC

as Guarantors

- and -

OMF Fund III (F) Ltd.
And the Other Lenders Party Hereto from Time To Time

as Lenders

- and -

OMF Fund III (F) Ltd.

as Administrative Agent

December 13, 2021

Article 1 Interpretation	2

1.1	Definitions.	2
1.2	Certain Rules of Interpretation	28
1.3	Currency and Manner of Payment.	29
1.4	Time of Essence.	30
1.5	Knowledge.	30
1.6	Paramountcy.	30
1.7	Interest Act.	30
1.8	Schedules, etc.	30

Article 2 TERM Facility	31
2.1	Facility.	31
2.2	Availment.	31
2.3	Use of Proceeds.	31
2.4	Calculation and Payment of Interest.	31
2.5	Repayment of Loan.	32

CHANGE OF CONTROL OFFER	32
3.1	Offer to Prepay	32
3.2	Effect of Change of Control Acceptance Notice	33

Article 4 Conversion	33
4.1	Optional Conversion Prior to Maturity Date.	33
4.2	Mechanics of Conversion	34
4.3	Hold Period.	35
4.4	U.S. Securities Laws	35

Article 5 Adjustment Provisions	36
5.1	Adjustment of Conversion Price.	36
5.2	Share Reorganization.	36
5.3	Rights Offering.	37
5.4	Special Distribution.	38
5.5	Corporate Reorganization.	39
5.6	Conversion Rights Adjustment Rules.	40
5.7	Other Actions.	41
5.8	Postponement of Issuance of Common Shares.	41
5.9	No Requirement to Issue Fractional Shares.	42
5.10	Certificate as to Adjustment.	42
5.11	Notice of Certain Events.	42

Article 6 Other Provisions Relating to the Facility	42
6.1	Several Obligations.	42
6.2	Default Interest.	42
6.3	Payments Generally.	43
6.4	Application of Payments.	43

6.5	Payments - No Deduction.	43
6.6	Illegality.	45
6.7	Change in Circumstances.	46
6.8	Payment of Costs and Expenses.	47
6.9	Indemnities.	47
6.10	Maximum Rate of Interest.	49

Article 7 Representations and Warranties	50
7.1	Representations and Warranties of Credit Parties.	50
7.2	Survival of Representations and Warranties	63

Article 8 COVENANTS	63
8.1	Affirmative Covenants.	63
8.2	Notifications to the Lenders.	65
8.3	Other Reports.	67
8.4	Material Contracts, Material Project Authorizations and Mine Plan.	67
8.5	Quarterly Reporting.	67
8.6	Annual Reporting.	68
8.7	Corporate Policies.	68
8.8	Changes to Accounting Policies.	69
8.9	Common Shares Issuable upon Conversion.	69
8.10	Negative Covenants.	70

Article 9 Conditions Precedent	73
9.1	Conditions Precedent to Effectiveness.	73

Article 10 Events of Default and Remedies	75
10.1	Events of Default.	75
10.2	Remedies Upon Default.	78
10.3	Set-Off.	78
10.4	Application of Proceeds.	78

Article 11 Administrative Agent	79
11.1	Agency.	79

Article 12 General	81
12.1	Reliance and Non-Merger.	81
12.2	Amendment and Waiver.	81
12.3	Notices.	82
12.4	Further Assurances.	83
12.5	Assignment.	83
12.6	Judgement Currency	84
12.7	Severability.	84
12.8	Entire Agreement.	84
12.9	Confidentiality.	85
12.10	Press Releases and Public Disclosure.	86
12.11	Governing Law.	86
12.12	Submission to Jurisdictions.	86
12.13	Counterparts.	86

- ii -

CONVERTIBLE Credit Agreement

THIS CONVERTIBLE CREDIT AGREEMENT is made as of the 13th day of December, 2021,

B E T W E E N:

i-80 GOLD CORP., a corporation incorporated under the laws of British Columbia, as Borrower

- and -

PREMIER GOLD MINES USA, INC., a corporation incorporated under the laws of the State of Delaware, as Premier Gold

- and -

OSGOOD MINING COMPANY, LLC, a limited liability company existing under the laws of the State of Nevada, as Granite Creek Owner

- and -

RUBY HILL MINING COMPANY, LLC, a limited liability company existing under the laws of the State of Nevada, as Ruby Hill Owner

- and -

OMF FUND III (F) LTD., and the other lenders party hereto from time to time, as lenders

- and -

OMF FUND III (F) LTD., an exempted company incorporated with limited liability under the laws of the Cayman Islands, as Administrative Agent

RECITALS:

A.	The Borrower has requested that the Lenders make available the Facility for the purposes contemplated herein; and
B.	The Lenders have agreed to make the Facility available to the Borrower on the terms and conditions set forth herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Article 1
Interpretation

1.1	Definitions.

For the purposes of this Agreement:

1.1.1       “Abandonment Property” has the meaning attributed to such term in the Stream Agreement.

1.1.2       “Aboriginal” means any indigenous and/or aboriginal person(s), tribe(s) and/or band(s).

1.1.3       “Aboriginal Claims” means any claims, assertions or demands, written or oral, whether proven or unproven, made by any Aboriginal, or any representatives thereof, in respect of asserted or proven Aboriginal rights, Aboriginal title, treaty rights or any other Aboriginal interest in, to or affecting all or any portion of the Projects or the Project Real Property.

1.1.4       “Aboriginal Information” means any and all written and material oral communications and documentation, including electronic or other form related to any(a) Aboriginal Claims, or (b) any Governmental Body, or representatives thereof, in respect of any matter, including the issuance of required permits, licences and other governmental authorizations, involving any Aboriginal Claims or Aboriginal groups in relation to the Projects or the Project Real Property.

1.1.5       “Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, or (b) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

1.1.6       “Administrative Agent” means OMF Fund III (F) Ltd., in its capacity as administrative agent for the Lenders hereunder, or any successor Administrative Agent appointed pursuant to Section 11.1.

1.1.7       “Affiliate” means, with respect to any Person, any other Person which directly or indirectly, through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such Person.

1.1.8       “Agreement” means this credit agreement and all attached schedules, in each case as the same may be amended, restated, amended and restated, supplemented, modified or superseded from time to time in accordance with terms hereof.

1.1.9       “AML Legislation” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act, and other applicable anti-money laundering, anti-terrorist financing, government sanction and “know your client” Applicable Laws, whether within Canada, in the United States or, to the extent applicable to the Borrower or any other Project Entity, elsewhere, including any regulations, guidelines or orders thereunder.

1.1.10       “Annual Forecast Report” means a written report in relation to a Fiscal Year with respect to each Project, to be prepared by or on behalf of the Borrower, including with reasonable detail:

(a)	the amount and a description of planned operating and capital expenditures, including:
(i)	the amount and a description of planned exploration expenditures, including a breakdown by exploration target;
(ii)	the amount and, to the extent reasonably feasible, a description of planned development and other capital expenditures, including a breakdown of the major components thereof; and
(iii)	a breakdown by sustaining and non-sustaining costs; and
(b)	a forecast, based on the then current Mine Plan for each Project, for such Fiscal Year on a month-by-month basis and over the remaining life of the mine on a year-by-year basis of:
(i)	the estimated tonnes and grade of Minerals to be mined; and
(ii)	the estimated tonnes and grade of Minerals to be processed, and expected recoveries for gold, silver and other types of marketable minerals.

1.1.11       “Annual Operations Report” means a written report prepared by or on behalf of the Borrower in relation to a Fiscal Year, which report shall include all material information pertaining to the development and operations of each Project, including the following information for such Fiscal Year:

(a)	the information required to be included in Quarterly Production Reports hereunder, except on an annualized basis for such year or as at the end of such year, as applicable;
(b)	a statement setting out the mineral reserves and mineral resources (by category) prepared in accordance with National Instrument 43-101 (with the assumptions used, including cut-off grade, metal prices and metal recoveries) as of the end of such Fiscal Year;
(c)	a review of the exploration, development and operating activities for such Fiscal Year, including:

(i)	the amount and a description of exploration expenditures, including a breakdown by exploration target, and variances from projected exploration expenditures, and a report on the result of exploration activities conducted during such Fiscal Year, including all geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing assaying, mineralogical, metallurgical and other similar information, including maps, charts and surveys;
(ii)	the amount and a description of operating and capital expenditures (excluding exploration expenditures), including a breakdown of the major components thereof, and variances from projected operating and capital expenditures;
(iii)	a report on any material issues or departures from that contemplated by the Mine Plan for each Project, as the Mine Plan existed as of the first day of such Fiscal Year; and
(iv)	any actual or expected materially adverse impact on development or production or recovery of gold, whether as to quantity or timing, together with the details of the plans to resolve or mitigate such matters; and
(d)	details of any material health or safety violations and/or material violations of any Applicable Laws, or any material non-compliance with the ICMM Guidelines, the HSEC Policy or the Anti-Corruption Policy.

The Annual Operations Report shall also contain a report on any Encumbrances placed on the Project Property during the applicable year securing amounts greater than $[Redacted - commercially sensitive information] in the aggregate.

1.1.12       “Anti-Corruption Laws” means the Corruption of Foreign Public Officials Act (Canada), the United States Foreign Corrupt Practices Act of 1977 and all other laws, rules, and regulations of any jurisdiction applicable to any Group Member from time to time concerning or relating to bribery or corruption.

1.1.13       “Anti-Corruption Policy” means the anti-bribery and anti-corruption policy of the Group Members (which shall include United States Foreign Corrupt Practices Act compliance) adopted by the Board, as the same may be amended, revised, supplemented or replaced from time to time in accordance with this Agreement.

1.1.14       “Applicable Law” means any law (including common law and equity), any international or other treaty, any domestic or foreign constitution or any multinational, federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation, Order (including any securities laws or requirements of stock exchanges and any consent, decree or administrative Order), or Authorization of a Governmental Body in any case applicable to any specified Person, property, transaction or event, or any such Person’s property or assets (and, in the case of Section 6.7, whether or not having the force of law).

1.1.15       “Applicable Percentage” means with respect to any Lender, the percentage of the total Principal Amount advanced by such Lender.

1.1.16       “Applicable Securities Law” means the securities laws, rules, regulations, instruments and orders applicable in the provinces and territories of Canada as interpreted and applied by the securities commissions or equivalent securities authorities of such provinces and territories, including the rules and policies of the TSX.

1.1.17       “Associate” has the meaning ascribed to such term in the Securities Act (Ontario), as in effect on the date of this Agreement.

1.1.18       “Authorization” means any authorization, approval, consent, concession, exemption, license, lease, grant, permit, franchise, right, privilege or no-action letter from any Governmental Body having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s property or business and affairs (including any zoning approval, mining permit, development permit or building permit) or from any Person in connection with any easements, contractual rights or other matters.

1.1.19       “Board” means the board of directors of the Borrower.

1.1.20       “Borrower” means i-80 Gold Corp., a corporation incorporated under the laws of British Columbia, and its permitted successors and assigns.

1.1.21       “Buffalo Mountain Project” means the Buffalo Mountain mining project in Humboldt County, Nevada as described in the Lone Tree Exchange Agreement.

1.1.22       “Business” means the development, expansion and operation of, and extraction, processing and sale of Minerals from, the Projects.

1.1.23       “Business Day” means any day, other than a Saturday, Sunday or statutory holiday in any one of Toronto, Ontario, New York City, New York, or Vancouver, British Columbia or a day on which banks are generally closed in any one of those cities.

1.1.24       “Canadian Dollar Equivalent Amount” means, for any amount to be paid into Common Shares pursuant to this Agreement that is expressed in US dollars, C$1.2700.

1.1.25       “Capitalized Lease Obligation” means, for any Person, any payment obligation of such Person under an agreement for the lease, license or rental of, or providing such Person with the right to use, property that, in accordance with IFRS, is required to be capitalized.

1.1.26       “Change in Law” has the meaning ascribed to such term in Section 6.5.7.

1.1.27       “Change of Control” means:

(a)	any Person or Persons acting jointly or in concert (within the meaning of the Securities Act (Ontario)) acquires, together with all other voting shares held by such Person or Persons, control or direction over 50% of the outstanding voting shares of the Borrower, or otherwise acquires the ability to elect a majority of the Board; or

(b)	the occupation of a majority of the seats (other than vacant seats) on the Board by Persons who were neither (i) nominated by the Board nor (ii) appointed by directors so nominated; or
(c)	any Subsidiary of the Borrower which is a Project Entity ceases to be a direct or indirect wholly owned Subsidiary of the Borrower; or
(d)	the Borrower or any of its Subsidiaries, as applicable, takes any actions to effect any of the foregoing.

1.1.28       “Change of Control Acceptance Notice” has the meaning given to such term in Section 3.2.

1.1.29       “Change of Control Notice” has the meaning given to such term in Section 3.1.

1.1.30       “Change of Control Prepayment Date” means a date that is at least 30 but not more than 45 days after the date of the Change of Control Notice.

1.1.31       “Change of Control Prepayment Offer” has the meaning given to such term in Section 3.1.

1.1.32       “Change of Control Prepayment Price” has the meaning given to such term in Section 3.1.

1.1.33       “Claim” means any claim or liability of any nature whatsoever, including any demand, obligation, liability, debt, cause of action, suit, proceeding, judgment, award, assessment or reassessment.

1.1.34       “Closing Date” means December 13, 2021, or such other date on which all of the conditions precedent set forth in Section 9.1 are satisfied by the Credit Parties or waived by the Lenders.

1.1.35        “Common Shares” means the common shares in the capital of the Borrower.

1.1.36       “Completion Date” for a Project means [Redacted - commercially sensitive information].

1.1.37       “Compliance Certificate” means a certificate of a senior officer of the Borrower in the form set out in Error! Reference source not found..

1.1.38       “Construction Budget” for a Project means a budget for the construction of the Project, approved by the Board at the time of a positive construction decision, as the same may be amended, revised, supplemented or replaced from time to time.

1.1.39       “Contingent Value Rights Agreement” means the contingent value rights agreement among Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, Premier Gold and the Borrower dated as of April 14, 2021.

1.1.40       “Contract” means any agreement, contract, lease, licence, concession, option, indenture, mortgage, deed of trust, debenture, note or other instrument, arrangement, understanding or commitment, whether written or oral.

1.1.41       “Control” means, in respect of a particular Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

1.1.42       “Conversion Price” means C$3.275 per Common Share.

1.1.43       “Convertible Debt Agreements” means the convertible credit agreements with a principal amount not to exceed $[Redacted - commercially sensitive information] and on terms and conditions no more favourable to the lender than the terms and conditions of this Agreement provided such additional convertible credit agreements are executed and fully funded on or prior to [Redacted - commercially sensitive information].

1.1.44       “Corrective Action Plan” means a plan to correct and remedy all non-compliance by the Project with Environmental Law, the ICMM Guidelines, the HSEC Policy and any adverse effects resulting from same.

1.1.45       “Credit Parties” means the Borrower and the Guarantors.

1.1.46       “Current Market Price” of any Common Share on any date means the volume-weighted average price at which the Common Shares have traded during the five (5) consecutive trading days ending three trading days immediately prior to such date on the TSX (the weighted average price per share being determined by dividing the aggregate sale price of all such shares sold on such exchange during such five (5) consecutive trading days by the total number of such shares so sold) or, if the Common Shares are not then listed on the TSX, on the principal Canadian stock exchange on which the Common Shares are listed or, if the Common Shares are not then listed on any Canadian stock exchange, in the over-the-counter market (provided that, if the Common Shares are not listed on any Canadian stock exchange or traded in the over-the-counter market, the “Current Market Price” shall be the price, as determined by such Canadian nationally recognized independent investment banking or accounting firm agreed to between the Borrower and the Lenders, acting reasonably, that would be obtained for a Common Share at such time in an arm’s length sale in an open market, assuming a willing purchaser and a willing seller, without any discount for a minority interest or a private company or any premium for a special purchaser or control, the buyer and seller each acting prudently, knowledgeably and willingly).

1.1.47       “Debt” means, at any time, with respect to any Person:

(a)	all obligations, including by way of overdraft and drafts or orders accepted representing extensions of credit, that would be considered to be indebtedness for borrowed money, and all obligations, whether or not with respect to the borrowing of money, that are evidenced by bonds, debentures, notes or other similar instruments;

(b)	the face amount of all bankers’ acceptances and similar instruments;
(c)	all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;
(d)	any capital stock of that Person, or of any Subsidiary of that Person, which capital stock, by its terms or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part;
(e)	all Capitalized Lease Obligations, synthetic lease obligations, obligations under Sale-Leasebacks and Purchase Money Obligations;
(f)	the amount of all contingent liabilities in respect of letters of credit and similar instruments;
(g)	accounts payable and accruals that are over one hundred twenty (120) days past due (except to the extent being contested in good faith);
(h)	obligations under any Hedging Arrangement;
(i)	contingent liabilities in respect of performance bonds, surety bonds and product warranties, and any other contingent liability, in each case only to the extent that the contingent liability is required by IFRS to be treated as a liability on a balance sheet of the Person contingently liable (which for greater certainty shall include all Encumbrances required to be delivered in connection with surety bonds in respect of the Projects and the Plants,); and
(j)	the amount of the contingent liability under any Guarantee in any manner of all or any part of an obligation of another Person of the type included in paragraphs (a) through (i) above; provided, for greater certainty, trade payables that do not fit the description in paragraph (g) above shall not be considered Debt.

1.1.48       “Default” means any event or condition which, upon notice, lapse of time, or both, would constitute an Event of Default.

1.1.49       “Default Rate” means an additional [Redacted - commercially sensitive information]% per annum.

1.1.50       “Disposition” means any sale, assignment, transfer, conveyance, lease, license, granting of an option or other disposition (or agreement to dispose) of any nature or kind whatsoever of any property or of any right, title or interest in or to any property, but does not include the payment of a dividend, and the verb “Dispose” has a correlative meaning.

1.1.51       “Elected Principal Amount” has the meaning ascribed to such term in Section 4.1.2.

1.1.52       “Encumbrance” means any mortgage, debenture, pledge, hypothec, lien, charge, assignment by way of security, contractual right of set-off, consignment, lease, hypothecation, security interest, including a purchase money security interest, or other security agreement, trust or arrangement having the effect of security for the payment of any debt, liability or obligation, and “Encumbrances”, “Encumbrancer”, “Encumber” and “Encumbered” shall have corresponding meanings.

1.1.53       “Environmental Laws” means all Applicable Laws relating to the protection of the environment, natural resources, human health and safety, Hazardous Substances, the assessment of environmental and social impacts or the rehabilitation, reclamation and closure of lands used in connection with the Projects.

1.1.54       “Event of Default” has the meaning ascribed to it in Section 10.1.

1.1.55       “Excluded Taxes” means, with respect to any recipient of any payment or transfer of property of any kind under this Agreement or under any of the Loan Documents (each such recipient, a “Recipient”): (a) any Taxes imposed on or measured by the Recipient on net income, net profits, capital gains, capital or branch profits, arising in a jurisdiction (or any political subdivision thereof) by virtue of the Recipient (i) being incorporated or continued or resident or organized in such jurisdiction, in each case determined by application of the laws of such jurisdiction, or (ii) having a permanent establishment, determined by application of the laws of such jurisdiction, or otherwise having any present or former connection with such jurisdiction (other than any establishment or connection arising solely from (A) entering into, or performing its obligations under, this Agreement or any other Loan Document, (B) receiving deliveries or payments under this Agreement or any other Loan Document, or (C) enforcing rights under this Agreement or (E) entering into this Agreement); (b) U.S. withholding tax imposed by under FATCA; and (c) Taxes solely attributable to the Recipient’s failure to comply with Section 6.5.5;

1.1.56       “Facility” has the meaning ascribed to such term in Section 2.1.

1.1.57       “FATCA” means Sections 1471 through 1474 of the Internal Revenue Code of 1986, or any associated regulations or other official guidance as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with).

1.1.58       “Financial Assistance” given by any Person (the “Financial Assistance Provider”) to or for the account or benefit of any other Person (the “Financial Assistance Recipient”) means any direct or indirect financial assistance of any nature, kind or description whatsoever (by means of loan, Guarantee or otherwise) of or from such Financial Assistance Provider, or of or from any other Person with recourse against such Financial Assistance Provider or any of its property, to or for the account or benefit of the Financial Assistance Recipient (including Investments in a Financial Assistance Recipient, Acquisitions from a Financial Assistance Recipient, and gifts or gratuities to or for the account or benefit of a Financial Assistance Recipient).

1.1.59       “Financial Statements” means the audited consolidated financial statements of the Borrower as at and for the year ended December 31, 2020, including the notes thereto, together with the auditor’s report thereon, and the unaudited consolidated interim financial statements of the Borrower as at and for the three (3)- and nine (9)-month periods ended September 30, 2021, which form part of the Public Disclosure Documents.

1.1.60       “Fiscal Quarter” means each calendar quarter ending on March 31, June 30, September 30 and December 31 of each year.

1.1.61       “Fiscal Year” means the period of January 1 to December 31 of each year.

1.1.62       “Freely Tradeable” means, in respect of shares of any class in the capital of any corporation, shares which (a) are issuable by such corporation without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed and become effective to permit a distribution of securities) under Applicable Securities Laws and the issuance of which does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) or constitutes an exempt distribution under Applicable Securities Laws, and (b) can be traded by the holder thereof without any restriction under Applicable Securities Laws, such as hold periods (other than the hold period set forth in Section 4.3 herein), except in the case of a “control distribution” as defined under Applicable Securities Laws.

1.1.63       “Gold Prepay Agreement” means the gold prepay purchase and sale agreement dated the date hereof between, among others, the Borrower, as seller, Orion Fund III (HG) Ltd., as administrative agent and the buyers party thereto from time to time.

1.1.64       “Good Industry Practice” means, in relation to any decision or undertaking, the exercise of that degree of diligence, skill, care, prudence, oversight, economy and stewardship which is commonly observed or would reasonably be expected to be observed by skilled and experienced professionals in the Canadian and U.S. mining industries engaged in the same type of undertaking under the same or similar circumstances.

1.1.65       “Governmental Body” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities or stock exchange.

1.1.66       “Granite Creek Owner” means Osgood Mining Company, LLC, a limited liability company existing under the laws of the State of Nevada, and its permitted successors and assigns.

1.1.67       “Granite Creek Project” means the Granite Creek mining project, formerly known as the Getchell mining project, located in Humboldt County, Nevada as described in the Granite Creek Technical Report.

1.1.68       “Granite Creek Project Property” means all of the property, assets, undertaking, approvals, licenses, permits and rights of the Group Members in and relating to the Granite Creek Project, whether now owned or existing or hereafter acquired or arising, including real property, personal property and Mineral Interests, and specifically including, but not limited to: (a) the Granite Creek Project Real Property and Minerals and other minerals produced from the Granite Creek Project Real Property; (b) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property in each case relating to the Granite Creek Project; (c) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (d) all books and records of the Group Members related to any of the foregoing.

1.1.69       “Granite Creek Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, concessions and interests, and all surface access rights held by any Group Member relating to the Granite Creek Project and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Granite Creek Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions, unpatented mining claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Group Member at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

1.1.70       “Granite Creek Technical Report” means the technical report titled “Preliminary Economic Assessment NI 43-101 Technical Report, Granite Creek Mine Project, Humboldt County, Nevada, U.S.A.” dated November 8, 2021 with an effective date of May 4, 2021, prepared by Global Resource Engineering Ltd.

1.1.71       “Group Members” means, collectively, the Borrower and its Subsidiaries from time to time, including the Project Entities, and “Group Member” means any one of them.

1.1.72       “Guarantee” means, with respect to any Person, any direct or indirect liability, contingent or otherwise, of such Person with respect to any indebtedness, letter of credit, lease, dividend or other obligation of another, including any such obligation directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business) or discounted or sold with recourse by such Person, or in respect of which such Person is otherwise directly or indirectly liable, including any such obligation in effect guaranteed by such Person through any agreement (contingent or otherwise) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise), or to maintain the solvency or any balance sheet or other financial condition of the obligor of such obligation (including keep-well covenants), or to make payment for any products, materials or supplies or for any transportation or services regardless of the non-delivery or non-furnishing thereof, in any such case if the purpose or intent of such agreement is to provide assurance that such obligation will be paid or discharged, or that any agreements relating thereto will be complied with, or that the lender of such obligation will be protected against loss in respect thereof. The amount of any guarantee shall be equal to the outstanding principal amount of the obligation guaranteed or such lesser amount to which the maximum exposure of the guarantor shall have been specifically limited.

1.1.73       “Guarantors” means, collectively, any Person (other than the Borrower) that holds or acquires directly or indirectly any interest in the Ruby Hill Project or the Granite Creek Project, other than any Person holding an interest in such Project solely through its interests in the Borrower, and “Guarantor” means any one of them, as the context may require. As of the date hereof, the Guarantors are Premier Gold, Ruby Hill Owner and Granite Creek Owner.

1.1.74       “Hazardous Substances” means any substance, material or waste defined, regulated, listed or prohibited by Environmental Laws, including pollutants, contaminants, chemicals, deleterious substances, dangerous goods, hazardous or industrial toxic wastes or substances, tailings, wasterock, radioactive materials, flammable substances, explosives, petroleum and petroleum products, polychlorinated biphenyls, chlorinated solvents and asbestos.

1.1.75       “Hedging Arrangement” means any interest rate, currency, equity or commodity swap, hedge, derivative, forward sale or similar arrangement;

1.1.76       “HSEC Policy” means the integrated health, safety, environmental and community policies and operating guidelines for the Projects adopted by the Board.

1.1.77       “ICMM Guidelines” means the International Council on Mining & Metals Mining Principles, as amended, supplemented or superseded from time to time.

1.1.78       “IFRS” means the International Financial Reporting Standards adopted by the International Accounting Standards Board from time to time.

1.1.79       “Inchoate Lien” means, with respect to any property or asset of any Person, the following liens:

(a)	any lien for Taxes, assessments or governmental charges not yet due or being contested in good faith by appropriate proceedings and for which a reasonable reserve satisfactory to the Administrative Agent has been provided; and
(b)	undetermined or inchoate liens, privileges or charges incidental to current operations which have not been filed (or are not required to be filed) pursuant to law against such Person’s property or assets or which relate to obligations not due or delinquent.

1.1.80       “Indemnified Other Tax” has the meaning ascribed to it in Section 6.5.3.

1.1.81       “Indemnified Party” has the meaning ascribed to such term in Section 6.9.2.

1.1.82       “Indemnified Tax” means any Indemnified Other Tax or Indemnified Withholding Tax.

1.1.83       “Indemnified Withholding Tax” has the meaning ascribed to it in Section 6.5.2.

1.1.84       “Initial Lender” means OMF Fund III (F) Ltd., and its successors and permitted assigns.

1.1.85       “Initial Principal Amount” means $50,000,000 in aggregate and, with respect to each Lender, the portion of the Initial Principal Amount set out across from the name of such Lender in Schedule A.

1.1.86       “Interest Obligation” means the obligation of the Borrower to pay interest on the Principal Amount, as and when the same becomes due hereunder.

1.1.87       “Interest Rate” means 8% per annum.

1.1.88       “Investment” means, with respect to any Person, the making by such Person of: (a) any direct or indirect investment in or purchase or other acquisition of the securities of or an equity interest in any other Person, (b) any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person, or (c) any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided, for greater certainty, an Acquisition shall not be treated as an Investment.

1.1.89       “ISDA Master Agreement” means the 1992 or 2002 ISDA Master Agreement (Multi-Currency - Cross Border) as published by the International Swaps and Derivatives Association, Inc., including any schedule thereto, and as amended, revised or replaced from time to time.

1.1.90       “Key Transaction Agreements” means, collectively, this Agreement, the Gold Prepay Agreement, Stream Agreement, the Offtake Agreement and the Subscription Agreement.

1.1.91       “Lenders” means the Initial Lender and each other lender party hereto from time to time, and their respective permitted successors and assigns.

1.1.92       “Loan” has the meaning ascribed to such term in Section 2.2.

1.1.93       “Loan Documents” means, collectively, this Agreement, the Guarantee executed by each Guarantor in favour of the Administrative Agent, any Subordination and Postponement of Claims and all other agreements, instruments and documents from time to time (both before and after the date of this Agreement) delivered to the Lenders, the Administrative Agent for the benefit of the Lenders, in connection with this Agreement or the other Loan Documents.

1.1.94       “Lone Tree Contingent Consideration Agreement” means the contingent consideration agreement dated as of September 3, 2021 delivered by the Borrower in favour of NGM in connection with the Lone Tree Exchange Agreement.

1.1.95       “Lone Tree Exchange Agreement” means the exchange agreement dated September 3, 2021 between NGM, Goldcorp Dee LLC, Au-Reka Gold LLC and the Borrower.

1.1.96       “Lone Tree Guarantee” means the guarantee dated as of September 3, 2021 delivered by the Borrower in favour of NGM in connection with the obligations of its affiliates under the Lone Tree Contingent Consideration Agreement.

1.1.97       “Lone Tree Owner” means Goldcorp Dee LLC, a limited liability company existing under the laws of the State of Nevada, and its permitted successors and assigns.

1.1.98       “Lone Tree Project” means the Lone Tree mining project and processing facilities in Humboldt County, Nevada as described in the Lone Tree Exchange Agreement.

1.1.99       “Lone Tree Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, concessions, unpatented mining claims and interests, and all surface access rights held by any Group Member relating to the Lone Tree Project and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Lone Tree Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions, unpatented mining claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Group Member at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

1.1.100       “Majority Lenders” means, at any time, one or more Lenders holding greater than 50% in the aggregate of the Principal Amount owing.

1.1.101       “Market Price” means the VWAP for the five trading days immediately preceding the relevant date.

1.1.102       “Material Adverse Effect” means, individually or in the aggregate, any event, change or effect that could reasonably be expected to have a materially adverse effect on(a) the business, affairs, capitalization, assets, liabilities, results of operations, condition (financial or otherwise) of (i) the Borrower, (ii) the Owners or (iii) the Credit Parties, taken as a whole, (b) the development or operation or economic viability of a Project as contemplated by the relevant Mine Plan (as in effect at the time of such event, change or effect), (c) the ability of the Borrower or any other Credit Party to consummate the transactions contemplated by the Loan Documents or to perform their respective obligations under the Loan Documents, or (d) the rights and remedies of the Administrative Agent or Lenders under the Loan Documents.

1.1.103       “Material Contracts” means (a) the Contracts listed in Schedule 1.1.104, and (b) any Contract involving the potential expenditure by or revenue to any Project Entity of more than $[Redacted - commercially sensitive information] in the aggregate or in excess of $[Redacted - commercially sensitive information] in any Fiscal Year (other than a Contract for Permitted Debt or a Permitted Acquisition), (c) any other Contract, the breach, loss or termination of which would, or could reasonably be expected to, be material to any of the Project Entities or otherwise result in a Material Adverse Effect and (d) any other Contract, the breach, loss or termination of which would, or could reasonably be expected to, be material to the development and ongoing operation of commercial production (including commercial production transactions) of the Project or otherwise result in a Material Adverse Effect relating to the Project.

1.1.104       “Material Project Authorizations” means the (a) Project Authorizations listed in Schedule 1.1.104, and (b) any other Project Authorization, the breach, loss or termination of which would, or could reasonably be expected to, be material to the development and ongoing operation of commercial production (including commercial production transactions) of a Project or otherwise result in a Material Adverse Effect relating to a Project.

1.1.105       “Maturity Date” means December 13, 2025.

1.1.106       “McCoy-Cove Owner” means Au-Reka Gold LLC, a limited liability company existing under the laws of the State of Delaware, and its permitted successors and assigns.

1.1.107       “McCoy-Cove Project” means the McCoy-Cove Project and the Cove property, located 50 kilometres southwest of Battle Mountain, Nevada and wholly owned by McCoy-Cove Owner, a wholly-owned subsidiary of Premier Gold.

1.1.108       “McCoy-Cove Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, concessions, unpatented mining claims and interests, and all surface access rights held by any Group Member relating to the McCoy-Cove Project and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “McCoy-Cove Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions, unpatented mining claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Group Member at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

1.1.109       “McCoy-Cove Technical Report” means the technical report titled “Preliminary Economic Assessment for the Cove Project, Lander County, Nevada” dated January 25, 2021 (effective January 1, 2021), prepared by Dagny Odell, P.E., Laura Symmes, SME and T.R. Raponi of Practical Mining LLC.

1.1.110       “Milestone Payment Rights Agreement” means the milestone payment rights agreement between inter alia, Waterton Nevada Splitter, LLC, Waterton Nevada Splitter II, LLC and the Borrower dated October 15, 2021.

1.1.111       “Mine Plans” means the exploration, development and mine plans for each of the Projects, as applicable, each as approved by the Board, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

1.1.112       “Mineral Interest” means any royalty, stream, participation or production interest, or any agreements that are similar to a royalty, stream, participation or production interest agreement, in each case in respect of any Minerals.

1.1.113       “Minerals” means any and all marketable metal bearing material in whatever form or state that is mined, produced, extracted or otherwise recovered from any Project Real Property, and including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from Project Real Property, and including ore and any other products resulting from the further milling, processing or other beneficiation of Minerals, including doré.

1.1.114       “National Instrument 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators and the companion policy thereto.

1.1.115       “NGM” means Nevada Gold Mines LLC.

1.1.116       “NGM Consent Agreement” means the consent agreement in respect of certain mineral interests comprising the Granite Creek Project.

1.1.117       “Obligations” means all indebtedness, liabilities and other obligations owed to the Administrative Agent and the Lenders hereunder or under any other Loan Document, whether actual or contingent, direct or indirect, matured or not, now existing or hereafter arising.

1.1.118       “OFAC” means The Office of Foreign Assets Control of the US Department of the Treasury.

1.1.119       “Officer’s Certificate” means a certificate in form satisfactory to the Administrative Agent, acting reasonably, (a) in the case of any such certificate of the Borrower, signed by the Chief Executive Officer or the Chief Financial Officer of the Borrower, and (b) in all other cases, of the applicable Person required to provide such certificate signed by the President or a Vice-President of such Person or by such other of its senior officers, managers or directors as may be acceptable to the Administrative Agent.

1.1.120       “Offtake Agreement” means the amended and restated offtake agreement dated the Closing Date between, among others, the purchasers thereunder and the Borrower, as seller, providing for, among other things, the purchase and sale of Refined Gold.

1.1.121       “Order” means any order, directive, decree, judgment, ruling, award, injunction, direction or request of any Governmental Body or other decision-making authority of competent jurisdiction.

1.1.122       “Other Rights” means all licenses, approvals, authorizations, consents, rights (including surface rights, access rights and rights of way), privileges, concessions, unpatented mining claims or franchises held by a Group Member or required to be obtained from any Person (other than a Governmental Body) for the development and operation of the Project, as contemplated by the current or then applicable Mine Plan.

1.1.123       “Owners” means together, Ruby Hill Owner, Granite Creek Owner, McCoy-Cove Owner and Lone Tree Owner.

1.1.124       “Payment” has the meaning ascribed to it in Section 6.5.1.

1.1.125       “Payor” has the meaning ascribed to it in Section 6.5.2.

1.1.126       “Permitted Acquisition” means an Acquisition by the Borrower or Premier Gold (i) in which the business of the entity being acquired is (in the case of a share Acquisition) or the assets being acquired are used in or relate to (in the case of an asset Acquisition) a business engaged in the exploration or mining of base or precious metals or such other line of business as is substantially similar, ancillary or related thereto or a reasonable extension thereof, and (ii) to the extent such Acquisition is not made in connection with the development, expansion or working capital requirements of one or more of the Projects, the consideration paid for such Acquisition shall not be derived from the proceeds of the Loan, and provided further such Acquisition would not reasonably be expected to (a) result in a Material Adverse Effect, (b) impair the ability of the Credit Parties to perform and comply with their obligations under the Loan Documents, or (c) materially impair the ability of the Project Entities to construct, develop and operate the Projects in accordance with the Construction Budget, the Project Schedule and the Mine Plan.

1.1.127        “Permitted Asset Disposition” means, as at any particular time, a sale, transfer or other Disposition of: (a) tangible personal property that is no longer required in the conduct of the business of the Project Entities or is being replaced, to a maximum aggregate amount in each Fiscal Year of the Borrower of $[Redacted - commercially sensitive information] (whether in cash or other property); (b) minerals pursuant to the Gold Prepay Agreement, the Stream Agreement the Offtake Agreement, royalty agreements entered into (and amended, as applicable) in compliance with the terms of this Agreement or otherwise in the ordinary course of business in compliance with the terms of this Agreement including delivery of Minerals by a Project Entity (through, if applicable, the corporate structure) up the corporate chain to the Borrower; and (c) Abandonment Property as permitted under the Stream Agreement; provided the Lenders shall have determined, acting in a commercially reasonable manner, that it is not economical to mine Minerals from the Abandonment Property.

1.1.128       “Permitted Debt” means:

(a)	the Obligations;
(b)	obligations owing under the Stream Agreement;
(c)	obligations of the Borrower, as seller, and the Project Entities, as guarantors, under the Gold Prepay Agreement;
(d)	obligations of the Borrower, as seller, and the Guarantors, as guarantors, under the Convertible Debt Agreements;
(e)	Debt of the Owner secured by Encumbrances permitted pursuant to clause (i) of the definition of Permitted Encumbrances;
(f)	obligations under Permitted Hedging Arrangements;
(g)	Subordinated Intercompany Debt;
(h)	deposits received from customers in the ordinary course of business;

(i)	unsecured trade payables incurred in the ordinary course of business;
(j)	Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of the Owner to the extent required by Applicable Laws or a Governmental Body;
(k)	Guarantees by the Borrower of Debt of a Subsidiary, other than Lone Tree Owner, that is not a Project Entity, provided recourse on such Guarantee is limited to the pledge of equity of such Subsidiary held by the Borrower;
(l)	Guarantees by Premier Gold of Debt of a Subsidiary, other than Lone Tree Owner, that is not a Project Entity, provided recourse on such Guarantee is limited to the pledge of equity of such Subsidiary held by Premier Gold;
(m)	Debt of the Project Entities incurred for the bona fide purpose of development, operation or construction of a Project;
(n)	Debt of the Lone Tree Owner incurred for the bona fide purpose of development, operation or construction of the Buffalo Mountain Project;
(o)	the Waterton Payments subject to the Waterton Subordination Agreement;
(p)	obligations under the Lone Tree Guarantee and the Lone Tree Contingent Consideration Agreement; and
(q)	any other Debt of any Project Entity permitted in writing by the Administrative Agent.

1.1.129       “Permitted Encumbrances” means, in respect of any Project Property, any of the following:

(a)	Encumbrances arising from court or arbitral proceedings or any judgment rendered, claim filed or registered related thereto, provided the judgment or claim secured thereby are being contested in good faith by such Person, adequate reserves with respect thereto are maintained on the books of such Person in accordance with IFRS, execution thereon has been stayed and continues to be stayed and such Encumbrances do not result in an Event of Default or materially impair the operation of the business of any Project Entity or any Project;
(b)	good faith deposits made in the ordinary course of business to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money), leases, surety, customs, performance bonds and other similar obligations, provided such Encumbrances do not materially impair the operation of the business of any Project Entity or the Project;
(c)	Encumbrances made or incurred in the ordinary course of business to secure (i) workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law, Order, and public and statutory obligations, or (ii) the discharge of Encumbrances or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Encumbrances, provided such Encumbrances do not materially impair the operation of the business of any Project Entity or the Project (which for greater certainty shall include all Encumbrances required to be delivered in connection with surety bonds in respect of the Projects and that the amount of cash collateral subject to Encumbrances for surety bonding shall not exceed $[Redacted - commercially sensitive information] without the prior consent of the Lenders, not to be unreasonably withheld);

(d)	any development or similar agreements concerning real property of such Person or any Project Entity or the Project entered into with a Governmental Body or public utility from time to time which do not and will not in the aggregate materially detract from the value of such property or materially impair its use in the operation of the business of such Person or any Project Entity or the Project, and which are not violated in any material respect;
(e)	any Inchoate Lien;
(f)	such minor defects as may be revealed by an up to date plan of survey of any property and any minor registered or unregistered encumbrances, including, without limitation, easements, rights of way, encroachments, restrictive covenants, servitudes or other similar rights in land granted to or reserved by other Persons, rights of way for sewers, electric lines, telephone lines and other similar purposes, or zoning by-laws or other restrictions as to the use of real property which defects, encumbrances, easements, servitudes, rights of way and other similar rights and restrictions do not in the aggregate materially detract from the value of the said properties or materially impair their use in the operation of the business of any Project Entity or the Project;
(g)	security or deposits given to a public utility or any Governmental Body when required by such utility or Governmental Body pursuant to any Project Agreement, or in the ordinary course of business;
(h)	the Encumbrances securing the obligations under the Stream Agreement and the Gold Prepay Agreement;
(i)	Encumbrances securing Purchase Money Obligations and Capitalized Lease Obligations relating solely to the acquisition of mobile equipment necessary for the development, construction or operation of the Projects, provided the aggregate of the Debt outstanding at any time in respect of the Purchase Money Obligations and Capitalized Lease Obligations referred to in this paragraph (i) shall not exceed $[Redacted - commercially sensitive information]; provided such Encumbrances extend only to the property clearly and individually identified as acquired or financed thereby (including the proceeds of such property) and no recourse is available to any other Project Property;

(j)	Encumbrances for Taxes, assessments or governmental charges or levies not at the time due or delinquent, provided the claims secured thereby are being contested in good faith and adequate reserves with respect thereto are maintained in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the business of any Project Entity or any Project;
(k)	Encumbrances and charges incidental to construction or current operations (including, without limitation, carrier’s warehouseman’s, mechanics’, materialmen’s and repairmen’s liens) that have not at such time been filed pursuant to law or which relate to obligations not due or delinquent, provided the claims secured thereby are being contested in good faith and adequate reserves with respect thereto are maintained in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the business of any Project Entity or any Projects;
(l)	the right reserved to or vested in any Governmental Body by the terms of any lease, licence, franchise, grant or permit acquired by a Project Entity or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof, provided such Encumbrances do not result in an Event of Default or materially impair the operation of the business of any Project Entity or any Projects;
(m)	the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Governmental Body, and such Encumbrances do not result in an Event of Default or materially impair the operation of the business of any Project Entity or any Projects;
(n)	in respect of any unpatented mining claim included in any Project the paramount title of the United States of America;
(o)	Encumbrances on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing or refining arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and adequate reserves with respect thereto are maintained in accordance with IFRS and such Encumbrances do not result in an Event of Default or materially impair the operation of the business of any Project Entity or any Projects;
(p)	Encumbrances granted as credit support for Permitted Hedging Arrangements (other than with a Lender or an Affiliate of a Lender), subject to the execution of an intercreditor agreement by any hedge providers in form and substance satisfactory to the Administrative Agent, acting reasonably;

(q)	the Royalties as they exist as of the Closing Date, or as amended following the date hereof in accordance with this Agreement;
(r)	the Encumbrances securing the obligations under the Waterton Agreement, provided such Encumbrances are subject to the Waterton Subordination Agreement;
(s)	the Encumbrances under the Lone Tree Guarantee consisting solely of a customary assignment and postponement of intercompany claims;
(t)	the Encumbrances securing Debt of the Project Entities incurred for the bona fide purpose of development, operation or construction of a Project;
(u)	Encumbrances securing Guarantees by the Borrower of Debt of a Subsidiary that is not a Credit Party provided that the Encumbrances are limited to the pledge of equity of such Subsidiary held by the Borrower; or
(v)	other Encumbrances agreed to in writing by the Lenders;

provided, however, that no Encumbrance described in paragraphs (a) through (e) above shall constitute a Permitted Encumbrance if it was incurred in connection with the borrowing of money.

1.1.130       “Permitted Hedging Arrangements” means Hedging Arrangements of a Project Entity which have been entered into for bona fide business purposes, and not for speculative purposes, and pursuant to a hedging plan and policy as may be adopted by the Borrower from time to time, provided such hedging plan and policy is approved by the Administrative Agent, acting reasonably.

1.1.131       “Permitted Restricted Payments” means:

(a)	payments of the Borrower under this Agreement;
(b)	payments of the Borrower under the Stream Agreement;
(c)	payments of the Borrower under the Gold Prepay Agreement;
(d)	payments of the Borrower under the Convertible Debt Agreements;
(e)	payments of the Borrower or the Lone Tree Owner under the Lone Tree Exchange Agreement, the Lone Tree Contingent Consideration Agreement or the Lone Tree Guarantee, provided that such payments are not made from proceeds of this Agreement, the Gold Prepay Agreement, the Stream Agreement or the Convertible Debt Agreements;
(f)	regularly scheduled payments by a Project Entity in respect of Permitted Debt regarding Purchase Money Obligations and Capitalized Lease Obligations, Debt incurred for the bona fide purpose of development, operation or construction of a Project or Plant, Permitted Hedging Arrangements and other Permitted Debt permitted by the Administrative Agent respectively, subject to any subordination or intercreditor agreement, if applicable;

(g)	payments among Project Entities;
(h)	required payments by the Owner in respect of Permitted Debt under paragraph 1.1.128(j) of such definition regarding reclamation obligations;
(i)	the Waterton Payments subject to the Waterton Subordination Agreement; and
(j)	required payments pursuant to the terms of the Royalties.

1.1.132       “Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability companies, joint ventures, associations, companies, trusts, banks, trust companies, Governmental Bodies or any other type of organization or entity, whether or not a legal entity.

1.1.133       “Plants” means the processing facilities and related infrastructure at (a) the McCoy-Cove Project, (b) the Buffalo Mountain Project, (c) the Granite Creek Project, (d) the Ruby Hill Project and (e) the Lone Tree Project.

1.1.134       “Premier Gold” means Premier Gold Mines USA, Inc., a corporation incorporated under the laws of Delaware, and its permitted successors and assigns.

1.1.135       “Principal Amount” means the principal amount of the Loan outstanding under this Agreement from time to time.

1.1.136       “Project Agreements” means all Contracts listed in Schedule 1.1.136 and all other Contracts of any Group Member relating to (a) the ownership, lease or use of the Projects or the Project Property, (b) the development and mining operations of the Projects, (c) the sale or disposition of mineral production from the Projects, including sales, royalty, streaming and off-take agreements and other similar arrangements, and (d) any option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, in respect of the Project Property, or the mineral production or proceeds therefrom, in each case, whether entered into prior to or after the date of this Agreement.

1.1.137       “Project Authorizations” means all Authorizations and Other Rights (including environmental Authorizations) necessary for (a) the development and mining operations of the Projects, and (b) the ongoing operation of commercial production transactions.

1.1.138       “Project Costs” in respect of a Project means all capital expenditures incurred by the applicable Project Entity on a consolidated basis for the purposes of developing the Project, included escalation, contingencies, initial working capital, Taxes, duties, expenditures for plant equipment, spares and other capital goods, inventory, capital expenditures required to maintain the Project at its design capacity (including repairs and replacements funded by insurance proceeds), interest during construction, financing fees and expenses and other development costs, as initially set out in the Construction Budget, and as the same may be amended from time to time in accordance with the terms hereof.

1.1.139       “Project Entity” means from time to time, the Borrower, Premier Gold, Ruby Hill Owner, Granite Creek Owner, McCoy Cove Owner and Lone Tree Owner and any other Person that is an Affiliate of a Group Member (now or hereafter formed or acquired) that holds or acquires directly or indirectly any interest in the Project Property other than any Person holding an interest in the Project Property solely through its interest in the Borrower.

1.1.140       “Project Property” means all of the property, assets, undertaking, approvals, licenses, permits and rights of the Group Members in and relating to the Projects, whether now owned or existing or hereafter acquired or arising, including real property, personal property and Mineral Interests, and specifically including, but not limited to: (a) the Project Real Property and Minerals; (b) all accounts, instruments, chattel paper, deposit accounts, documents, intangibles, goods (including inventory, equipment and fixtures), money, letter of credit rights, supporting obligations, claims, causes of action and other legal rights and investment property in each case relating to the Projects; (c) all products, proceeds (including proceeds of proceeds), rents and profits of the foregoing; and (d) all books and records of the Group Members related to any of the foregoing.

1.1.141       “Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, concessions, unpatented mining claims and interests, and all surface access rights held by any Group Member relating to the Projects, and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions, unpatented mining claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Group Member at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

1.1.142       “Project Schedule” for a Project means the project summary schedule for the construction of the Project as delivered to the Lender on the Closing Date, as the same may be amended, revised, supplemented or replaced from time to time in accordance with the terms of this Agreement.

1.1.143       “Projects” means (i) the McCoy-Cove Project; (ii) the Granite Creek Project; (iii) the Ruby Hill Project; and (iv) the Lone Tree Project.

1.1.144       “Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Borrower with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents publicly available on the Borrower’s SEDAR profile.

1.1.145       “Purchase Money Obligations” means the outstanding balance of the purchase price of real and/or personal property, title to which has been acquired or will be acquired upon payment of such purchase price, or indebtedness to non-vendor third parties incurred to finance the acquisition of such new and not replacement real and/or personal property, or any refinancing of such indebtedness or outstanding balance.

1.1.146       “Qualifying VWAP Criteria” means the date on which the VWAP equals or exceeds [Redacted - commercially sensitive information]% of the Conversion Price for each of the preceding twenty (20) Days.

1.1.147       “Quarterly Date” means March 31, June 30, September 30 and December 31 in each year.

1.1.148       “Quarterly Operations Report” means a written report in respect of each Project prepared by or on behalf of the Borrower in relation to the immediately preceding Fiscal Quarter, which report shall include all material information pertaining to the development or operations of each Projects, including the following information for such Fiscal Quarter:

(a)	a review of the permitting, development or operating activities for the month and a report on any material issues, departures from, or contemplated or potential changes to the Project Schedule or the Mine Plan for each Project, as applicable;
(b)	until the Completion Date for such Project:
(i)	a summary of the actual Project Costs incurred on a cumulative and monthly basis (including costs committed to and/or actually funded, and, if applicable, the expected time of funding);
(ii)	material variances of actual Project Costs from projected Project Costs in the Construction Budget;
(iii)	the percentage completion of the major elements of construction compared to the Project Schedule; and
(iv)	the anticipated Completion Date.
(c)	details of any material health or safety violations and/or material violations of any Applicable Laws, or any material non-compliance with the ICMM Guidelines, the HSEC Policy or the Anti-Corruption Policy.

The Quarterly Operations Report shall also contain a report on any Encumbrances placed on the Project Property securing amounts greater than $[Redacted - commercially sensitive information] in the aggregate.

1.1.149       “Quarterly Production Report” means a written report prepared by or on behalf of the Borrower in relation to a Fiscal Quarter with respect to each Project that contains, for such Fiscal Quarter:

(a)	the estimated tonnes and estimated grade of Minerals mined during such Fiscal Quarter;

(b)	the estimated tonnes and estimated grade of Minerals stockpiled during such Fiscal Quarter (and the total stockpile at the end of such month);
(c)	the estimated tonnes and estimated grade of Minerals processed during such Fiscal Quarter and recoveries for gold, silver, and other types of marketable minerals;
(d)	the number of ounces of gold or silver contained in Minerals sold to an offtaker and/or outturned by an applicable refinery during such Fiscal Quarter; and
(e)	the estimated number of ounces of gold or silver contained in Minerals processed as of the end of such month that have not yet been delivered to an offtaker or refinery or outturned by an applicable refinery.

1.1.150       “Real Property” means the Project Real Property and all other real property interests, mineral claims, mineral leases and other mineral rights, concessions, unpatented mining claims and interests, and all surface access rights held by any Project Entity and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body.

1.1.151       “Related Party” means, with respect to any Person (the “first named Person”), any Person that does not deal at arm’s length with the first named Person or is an Associate of the first named Person and, in the case of any Group Member, includes: (a) any director, officer, employee or Associate of the Borrower or any of its Affiliates; (b) any Person that does not deal at arm’s length with the Borrower or any of its Affiliates; and (c) any Person that does not deal at arm’s length with, or is an Associate of, a director, officer, employee or Associate of the Borrower or any of its Affiliates.

1.1.152       “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Substances through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata.

1.1.153       “Restricted Payment” means, any payment by such Person to any other Person (a) of any dividends or any other distribution on any shares of its capital or other equity interests, (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any shares of its capital or other equity interests or any warrants, options or rights to acquire any such shares, (c) of any principal of, or interest or premium on, or of any amount in respect of a sinking or analogous fund or defeasance fund for, any Debt of such Person ranking in right of payment, pari passu with or subordinate to the Obligations, or (d) of any management, consulting or similar fee, or any material bonus or comparable payment, or material payment by way of gift or other gratuity, to any Related Party, unless such payment is to a director, officer or employee of the applicable Group Member in that capacity and consists of reimbursement for reasonable and ordinary course expenses related to the business of a Project Entity incurred by such individual in accordance with the policies in effect governing such reimbursements.

1.1.154       “Royalties” means the royalties set forth on Schedule 1.1.154.

1.1.155       “Ruby Hill Acquired Entity” means the Ruby Hill Owner.

1.1.156       “Ruby Hill Acquired Entity Financial Statements” means unaudited financial statements for Ruby Hill Owner as at and for each of the fiscal years ended on December 31, 2020 and 2019, including the notes thereto and the unaudited balance sheet and statement of cash flows of Ruby Hill Owner as at and for the three-month period ended March 31, 2021.

1.1.157       “Ruby Hill Acquisition” means the indirect acquisition by the Borrower of the Ruby Hill Project through the acquisition of, directly or indirectly, all of the outstanding membership interest of the Ruby Hill Acquired Entity pursuant to the Ruby Hill Acquisition Agreement.

1.1.158       “Ruby Hill Acquisition Agreement” means the membership interest purchase agreement dated September 3, 2021 between Waterton Nevada Splitter I, LLC, Waterton Nevada Splitter II, LLC, Premier Gold and the Borrower.

1.1.159       “Ruby Hill Owner” means Ruby Hill Mining Company, LLC, a limited liability company existing under the laws of the State of Nevada, and its permitted successors and assigns.

1.1.160       “Ruby Hill Project” means the Ruby Hill mine in Eureka County, Nevada as described in the Ruby Hill Technical Report.

1.1.161       “Ruby Hill Project Real Property” means all real property interests, all mineral claims, mineral leases and other mineral rights, concessions, unpatented mining claims and interests, and all surface access rights held by any Group Member relating to the Ruby Hill Project and all buildings, structures, improvements, appurtenances and fixtures thereon or attached thereto, whether created privately or by the action of any Governmental Body. “Ruby Hill Project Real Property” shall also include any term extension, renewal, replacement, conversion or substitution of any such real property interests, mineral claims, mineral leases, mineral rights, concessions, unpatented mining claims or interests, and surface access rights, owned or in respect of which an interest is held, directly or indirectly, by any Group Member at any time during the term of this Agreement, whether or not such ownership or interest is held continuously.

1.1.162       “Ruby Hill Technical Report” means the report titled “NI 43-101 Report on 2021 Ruby Hill Mineral Resource Estimate, Eureka Country [sic], Nevada, USA” dated October 22, 2021 with an effective date of July 31, 2021 prepared for the Ruby Hill Owner by Wood Canada Limited.

1.1.163       “Sale-Leaseback” means an arrangement under which title to any property or an interest therein is transferred by or on the direction of a Person (“X”) to another Person which leases or otherwise grants the right to use such property, asset or interest (or other property, which X intends to use for the same or a similar purpose) to X (or nominee of X), whether or not in connection therewith X also acquires a right or is subject to an obligation to acquire the property, asset or interest, and regardless of the accounting treatment of such arrangement.

1.1.164       “Sanctioned Entity” means (a) a country or a government of a country, (b) an agency of the government of a country, (c) an organization directly or indirectly controlled by a country or its government, or (d) a Person resident in or determined to be resident in a country, in each case, that is subject to a country Sanctions program administered and enforced by OFAC or by any Canadian Governmental Body.

1.1.165       “Sanctioned Person” means, (a) any Person listed in any sanctions-related list of designated Persons maintained by any Canadian Governmental Body, or (b) a Person named on the list of Specially Designated Nationals maintained by OFAC.

1.1.166       “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by OFAC or any Canadian Governmental Body.

1.1.167       “Securities Laws” means all applicable securities laws and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the Securities Regulators, and all rules and policies of the TSX and any other stock exchange on which securities of the Borrower are traded.

1.1.168       “Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in each of the provinces and territories of Canada in which the Borrower is a reporting issuer, the United States and in any other jurisdictions whose Securities Laws are applicable to the Borrower.

1.1.169       “SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

1.1.170       “Stream Agreement” means the purchase and sale agreement (silver) dated the Closing Date between the Borrower, as seller, the purchaser’s agent and the purchasers thereunder, providing for the purchase and sale of refined silver referenced to production from the Projects.

1.1.171       “Subordinated Intercompany Debt” means any debts, liabilities or obligations owing by the Credit Party to any other Group Member, on any account and in any capacity, subordinated in accordance with the provisions of the Subordination and Postponement of Claims.

1.1.172       “Subordination and Postponement of Claims” means a subordination and postponement of claims in favour of the Administrative Agent in respect of Debt of a Credit Party owing to another Credit Party pursuant to which, among other things, the holder of such Debt agrees that such Debt will be subordinated and postponed to the Obligations and that (a) no interest or principal in respect of such Subordinated Intercompany Debt shall be payable other than Permitted Restricted Payments, (b) no Encumbrances have been or will be taken by such holder of such Debt, and (c) no remedies will be exercised by such holder of such Debt, in each case while any Obligations remain outstanding, and which shall otherwise be in form and substance satisfactory to the Administrative Agent, acting reasonably.

1.1.173       “Subscription Agreement” means the subscription agreement dated October 14, 2021 hereof between the Borrower and Orion Mine Finance Fund III LP.

1.1.174       “Subsidiary” means with respect to any Person, any other Person which is Controlled directly or indirectly by that Person, and “Subsidiaries” means all of such other Persons.

1.1.175       “Tax Returns” means all returns, declarations, reports, estimates, information returns, and statements required to be filed in respect of any Taxes, including any schedule or attachment thereto or amendment thereof.

1.1.176       “Taxes” means all present and future taxes (including, for certainty, real property taxes), levies, imposts, stamp taxes, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Body, including any interest, additions to tax or penalties applicable thereto, and “Tax” shall have a corresponding meaning.

1.1.177       “Technical Reports” means the McCoy-Cove Technical Report, Ruby Hill Technical Report and the Granite Creek Technical Report.

1.1.178       “TSX” means the Toronto Stock Exchange.

1.1.179       “USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107-56 (signed into law October 26, 2001)), as amended or modified from time to time.

1.1.180       “U.S. Securities Act” means the U.S. Securities Act of 1933, as amended.

1.1.181       “VWAP” means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period on the TSX, or, if the Common Shares are not then listed on the TSX, on the principal Canadian stock exchange on which the Common Shares are listed or, if the Common Shares (the weighted average price per Common Share being determined by dividing the aggregate sale price of all such Common Shares sold on such exchange during such trading day by the total number of such Common Shares so sold).

1.1.182       “Waterton Payments” means all payments and any other obligations owing from time to time pursuant to the Milestone Payment Rights Agreement and the Contingent Value Rights Agreement.

1.1.183       “Waterton Subordination Agreement” means the subordination agreement(s) to be entered into between Waterton Nevada Splitter I, LLC, Waterton Nevada Splitter II, LLC, the Borrower and the Administrative Agent, in form and substance satisfactory to the Administrative Agent, and including any corresponding subordination agreement entered into by any assignee or transferee of any of the Waterton Payments.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specifically provided or unless the context otherwise requires:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular Article, Section, Schedule, or other portion hereof or thereof;

(b)	references to a “paragraph”, “Section” or “Article” followed by a number or letter refer to the specified paragraph, Section or Article of this Agreement;
(c)	the division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.
(d)	words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders;
(e)	the words “including”, “includes” and “include” shall be deemed to be followed by the words “without limitation”;
(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement, and references to a Person in this Agreement means such Person or its successors or permitted assigns;
(g)	references to agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments and other modifications thereto, but only to the extent such amendments and other modifications are not prohibited by the terms of this Agreement;
(h)	references to statutes or regulations are to be construed as including all statutory and regulatory provisions consolidating, amending, supplementing, interpreting or replacing the statute or regulation referred to; and
(i)	except as otherwise specifically provided herein, where any payment is required to be made or any other action is required to be taken on a particular day and such day is not a Business Day and, as a result, such payment cannot be made or action cannot be taken on such day, then this Agreement shall be deemed to provide that such payment shall be made or such action shall be taken on the first (1st) Business Day after such day.
1.3	Currency and Manner of Payment.

Any reference in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to the lawful currency of the United States of America. Any amounts to be advanced, paid, prepaid, or repaid shall be made in United States dollars. All payments made by the Parties to each other under this Agreement shall be made in such currency in immediately available funds by means of electronic transfer to the account designated by the recipient Party in writing from time to time. Any change to a Party's designated account information under this Agreement shall only be effective if designated in writing and confirmed verbally by a representative from each of the Administrative Agent and the Borrower, with these representatives being familiar with each other.

1.4	Time of Essence.

Time shall be of the essence of this Agreement.

1.5	Knowledge.

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Borrower, it shall be deemed to refer to the actual knowledge of any officer, director or member of management of the Borrower and all information which ought to have been known by any of them after conducting a reasonable inquiry into the matters in question, whether or not any such inquiry was actually made.

1.6	Paramountcy.

If there is any inconsistency between the terms of this Agreement and the other Loan Documents, the provisions hereof shall prevail to the extent of the inconsistency.

1.7	Interest Act.

For the purposes of the Interest Act (Canada) and disclosure under such statute, whenever interest to be paid under this Agreement or any other Loan Document is to be calculated on the basis of a year of three-hundred sixty (360) days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by three-hundred sixty (360) or such other period of time, as the case may be.

1.8	Schedules, etc.

The following are the schedule(s) attached to this Agreement:

Schedule A	-	Lender Principal Amount
Error! Reference source not found.	-	Completion Date
Error! Reference source not found.	-	Compliance Certificate
Schedule 1.1.103	-	Material Contracts
Schedule 1.1.104	-	Material Project Authorizations
Schedule 1.1.136	-	Project Agreements
Schedule 1.1.154		Royalties
Schedule 7.1.1	-	Organization and Powers
Schedule 7.1.2	-	Authorization; No Conflict
Schedule 7.1.4	-	Consents

Schedule 7.1.5	-	Corporate Structure; Subsidiaries; Other Ventures
Schedule 7.1.11	-	Project Property
Schedule 7.1.12	-	Maintenance of Project Property
Schedule 7.1.19	-	Environmental Compliance
Schedule 7.1.20	-	Community Matters
Schedule 7.1.21	-	Employee and Labour Matters
Schedule 7.1.24.6	-	Audits
Schedule 7.1.24.67.1.24.8	-	Taxes
Schedule 7.1.24.8 Taxes [Redacted - commercially sensitive information] Schedule 7.1.27.3	-	Off-Balance Sheet Transaction
Schedule 7.1.29	-	Related Party Transactions
Schedule 7.1.31	-	Litigation
Schedule 7.1.35.3	-	Public Disclosure Documents

Article 2
TERM Facility

2.1	Facility.

The Lenders, in reliance on each of the representations, warranties and covenants set out herein and upon and subject to the provisions of this Agreement, including without limitation, the satisfaction of the conditions set out in Article 9, hereby agree to make available to the Borrower a non-revolving term facility in the principal amount of the Initial Principal Amount (the “Facility”).

2.2	Availment.

The Facility will be available to the Borrower, upon its request, in a single term loan on the Closing Date (the “Loan”).

2.3	Use of Proceeds.

The Borrower shall use the proceeds of the Loan under the Facility to fund the development, expansion and working capital requirements of the Projects (for greater certainty including outstanding contingent consideration payments in respect of the Granite Creek Project and the Ruby Hill Project).

2.4	Calculation and Payment of Interest.

2.4.1       Interest Obligation

2.4.1.1       Subject to Section 6.2, interest shall accrue on the Principal Amount from time to time at a per annum rate equal to the Interest Rate.

2.4.1.2       Interest on the Principal Amount shall accrue from day to day, both before and after default, demand, maturity and judgment, and shall be calculated on the basis of the actual number of days elapsed in an applicable interest period and on the basis of a year of three hundred sixty (360) days.

2.4.1.3       Provided that no Default or Event of Default is then continuing, accrued interest shall not be required to be paid in cash, but instead on each such Quarterly Date accrued interest shall be added to the Principal Amount of the Loan and shall thereafter also accrue interest at the Interest Rate.

2.5	Repayment of Loan.

2.5.1       On the Maturity Date, the outstanding Principal Amount shall be payable to the Lenders in accordance with the terms hereof, together with all accrued and unpaid interest and any other amounts due and owing to the Lenders hereunder.

Article 3
ChANGE OF CONTROL OFFER

3.1	Offer to Prepay

3.1.1       If a Change of Control occurs prior to the Maturity Date, the Borrower shall make an offer (the “Change of Control Prepayment Offer”) to the Lenders to prepay the Loan in cash, in an amount equal to [Redacted - commercially sensitive information]% of the outstanding Principal Amount thereof (the “Change of Control Prepayment Price”) on the Change of Control Prepayment Date. As promptly as practicable, but in any event within ten (10) Business Days after the occurrence of such Change of Control, the Borrower shall provide notice of the Change of Control to the Administrative Agent and the Lenders (the “Change of Control Notice”). The Change of Control Notice shall state the Change of Control Prepayment Offer and the following:

(a)	the events causing such Change of Control;
(b)	the date of such Change of Control;
(c)	the last date by which the Change of Control Acceptance Notice must be delivered to elect the prepayment option pursuant to this section 3.1 (which will be ten (10) Business Days following the later of the date of such Change of Control or the date of the Change of Control Notice);

(d)	the Change of Control Prepayment Date;
(e)	the Change of Control Prepayment Price;
(f)	the Lender’s right to require the Borrower to have repaid all or a portion of the Loan owing to such Lender; and
(g)	the then effective Conversion Price and any adjustments to the Conversion Price which would result from such Change of Control and details of all such calculations.

3.1.2       A Lender may exercise its rights specified in section 3.1 upon delivery of a written notice (which may be delivered by letter, overnight courier, hand delivery, facsimile transmission, email or in any other written form), of the exercise of such rights (a “Change of Control Acceptance Notice”) to the Borrower and the Administrative Agent at any time prior to the close of business on the tenth (10th) Business Day following the date of the Change of Control Notice, subject to extension to comply with Applicable Laws. The Change of Control Acceptance Notice provided by a Lender shall state the Principal Amount of the Loan owing to such Lender that such Lender is requiring be prepaid (and if such amount constitutes less than all of the Principal Amount owing to such Lender, such amount shall be no less than $[Redacted - commercially sensitive information], shall be an integral multiple of $[Redacted - commercially sensitive information], and shall result in such Lender continuing to hold no less than $[Redacted - commercially sensitive information] of the Loan). Notwithstanding anything herein to the contrary, any Lender delivering to the Borrower a Change of Control Acceptance Notice shall have the right to withdraw such Change of Control Acceptance Notice in whole or in a portion thereof that is a principal amount of $[Redacted - commercially sensitive information] or in an integral multiple thereof, at any time prior to the close of business on the third (3rd) Business Day prior to the Change of Control Prepayment Date by delivery of a written notice of withdrawal to the Borrower and Administrative Agent.

3.2	Effect of Change of Control Acceptance Notice

Upon receipt by the Borrower and Administrative Agent of a Change of Control Acceptance Notice from a Lender containing the information specified in Section 3.1.2, the Lender in respect of which such Change of Control Acceptance Notice was given shall (unless such Change of Control Acceptance Notice is withdrawn as specified in Section 3.1.2), thereafter be entitled to receive the Change of Control Prepayment Price with respect to the portion of the Loan so acceptance to be prepaid. The Change of Control Prepayment Price, together with all accrued and unpaid interest thereon, shall be paid to such Lender promptly on the Change of Control Prepayment Date. The portion of the Loan in respect of which a Change of Control Acceptance Notice has been given by the Lender thereof may not be converted into Common Shares pursuant to Article 4 on or after the date of the delivery of such Change of Control Acceptance Notice unless such Change of Control Acceptance Notice has first been validly withdrawn.

Article 4
Conversion

4.1	Optional Conversion Prior to Maturity Date.

4.1.1       At any time and from time to time, until the earlier of (a) the Business Day preceding the Maturity Date, and (b) the date of repayment in full, of the Principal Amount of the Loan and all accrued and unpaid interest thereon, each Lender may at its option elect (c) to convert all or any portion of the Initial Principal Amount of the Loan owing to such Lender, into Common Shares at the Conversion Price and (d) to convert all or any portion of the accrued and unpaid interest (including for greater certainty any interest earned on interest previously added to the Principal Amount pursuant to Section 2.4.1.3) into Common Shares at a conversion price equal to the Market Price of the Common Shares at time of the conversion of such amounts owing, subject to the approval of the TSX. The option of the Lender to convert any amounts pursuant to this Section 4.1 may be exercised by the delivery of a written notice by the Lender to the Borrower no later than three (3) Business Days prior to the proposed date of conversion, which proposed date shall then become the date fixed for conversion. Any notice of conversion delivered by the Lender pursuant to this Section 4.1 may be withdrawn by written notice by the Lender to the Borrower at any time prior to the date fixed for conversion.

4.1.2       Commencing [Redacted - commercially sensitive information] days following the Closing Date, on any date on which the Qualifying VWAP Criteria are satisfied, but subject to Section 4.2.2, the Borrower may at its option elect to require the Lenders to convert all or any portion of the Initial Principal Amount of the Loan owing to such Lender (the “Elected Principal Amount”) into Common Shares at the Conversion Price, upon delivery of a written notice by the Borrower to the Lenders, the date of conversion will be a date selected by the Borrower in such notice, provided such date shall be not more than three (3) Business Days following delivery of such notice. Any notice of conversion delivered by the Borrower pursuant to this Section 4.1 shall be irrevocable.

4.2	Mechanics of Conversion

4.2.1       At the date fixed for the conversion of any amounts hereunder, the Borrower shall deliver to each converting Lender in electronic form the number of Common Shares obtained by dividing the Canadian Dollar Equivalent Amount of such amounts being converted in respect of such Lender by: (a) the Conversion Price (rounded down to the nearest whole number of Common Shares), or (b) in the case of a conversion of accrued and unpaid interest (including interest added to the Principal Amount pursuant to Section 2.4.1.3) under Section 4.1.1, where the TSX has not approved the conversion of such interest at the Conversion Price, a conversion price equal to the Market Price of the Common Shares on the TSX at time of the conversion of such amounts owing, subject to the approval of the TSX (rounded down to the nearest whole number of Common Shares) as well as such other documentation as such Lender may reasonably require regarding the calculation of such number of Common Shares to be issued to attest that the securities are duly and properly issued, as fully paid and non-assessable Common Shares and, if the Common Shares are then listed on a national exchange or market, are Freely Tradeable. The Lender will be treated as having become the holder of record of the Common Shares issuable upon the conversion on the date fixed for conversion. Notwithstanding the foregoing, if the Borrower fails to issue and deliver the aforesaid Freely Tradeable Common Shares to a Lender, such Lender shall retain all rights contained under this Agreement until such Freely Tradeable Common Shares are issued and delivered.

4.2.2       Notwithstanding Section 4.2.1, if at any time the issuance of Common Shares to a Lender upon conversion by a Lender of any portion of the Loan is not permitted by the TSX (or any other stock exchange on which the Common Shares are listed), then the unconverted portion of the Loan (and any accrued and unpaid interest and fees or other amounts payable hereunder) will at the option of the Lender remain outstanding or become due and payable in cash on the date fixed for the conversion.

4.3	Hold Period.

Unless permitted under Applicable Securities Laws, a Lender under this Agreement must not assign its rights or obligations hereunder until the date that is four (4) months and a day from the Closing Date.

4.4	U.S. Securities Laws

4.4.1       The Common Shares being acquired by Lenders are for investment only and not with a view of any distribution thereof, except in accordance with the Applicable Securities Law and the U.S. Securities Act. Lenders understand that the Common Shares have not been registered under the U.S. Securities Act, or the securities laws of any state and must be held indefinitely unless subsequently registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from registration is or becomes available. Each Lender is an “accredited investor” as defined in Rule 501(a) of Regulation D, as amended, under the U.S. Securities Act and has not acquired Common Shares as a result of any general solicitation or general advertising. The Lenders will not distribute any Common Shares or any portion thereof in violation of the U.S. Securities Act or the applicable securities laws of any state. The Lenders (i) are familiar with the assets and operations of the Borrower, (ii) have been given the opportunity to ask questions of representatives of the Borrower and to obtain such information about the Borrower and their assets and operations as the Lenders have reasonably requested and (iii) have such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the prospective investment in the Common Shares. In formulating a decision to enter into this Agreement, each Lender has relied solely upon the representations and warranties and covenants of the Borrower in this Agreement, upon an independent investigation of the Borrower and upon consultations with such Lender’s legal and financial advisors with respect to this Agreement and the nature of this investment.

4.4.2       Each Lender understands and acknowledges that any Common Shares acquired by it will be considered “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act (“Restricted Securities”). To induce the Corporation to issue the Common Shares to the Lender without a U.S. Securities Act restrictive legend, the Lender represents, warrants and covenants to the Borrower as follows (collectively, the “Restricted Security Agreements”): (i) if in the future it decides to offer, sell, pledge, or otherwise transfer, directly or indirectly, any of the Common Shares, if any, it will do so only: (A) to the Borrower (though the Borrower is under no obligation to purchase any such securities), (B) pursuant to an effective registration statement under the U.S. Securities Act, or (C) outside the United States in accordance with Rule 903, or if the Lender is not an affiliate (as defined under the U.S. Securities Act) of the Borrower, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws or regulations; (ii) it will cause any CDS Clearing and Depository Services Inc. (“CDS”) participant holding the Common Shares on its behalf, and the beneficial purchaser of the Common Shares, if any, to comply with the Restricted Security Agreements; and (iii) until the Common Shares no longer constitute Restricted Securities or until the resale of such Common Shares are registered under an effective registration statement under the U.S. Securities Act, it will not deposit any of the Common Shares into the facilities of the Depository Trust Company, or a successor depository within the United States, or arrange for the registration of any the Common Shares with Cede & Co. or any successor thereto.

4.4.3       Each Lender understands and acknowledges that the Common Shares will not be represented by certificates that bear a U.S. restrictive legend or identified by a restricted CUSIP number in reliance on the acknowledgments, representations and agreements contained herein, including the Restricted Security Agreements set forth above.

4.4.4       Each Lender has implemented appropriate internal controls and procedures to ensure compliance with the Restricted Security Agreements.

Article 5
Adjustment Provisions

5.1	Adjustment of Conversion Price.

The Conversion Price shall be subject to adjustment from time to time upon the occurrence of the events and in the manner provided for in this Article 5.

5.2	Share Reorganization.

5.2.1       Whenever the Borrower after the date of this Agreement:

(a)	issues Common Shares or securities exchangeable for or convertible into Common Shares to holders of all or substantially all Common Shares by way of a stock dividend or other distribution (other than pursuant to a Rights Offering);
(b)	subdivides the outstanding Common Shares into a greater number of shares; or
(c)	combines or consolidates the outstanding Common Shares into a lesser number of shares,

(each of such events being herein called a “Share Reorganization”), then the Conversion Price shall in each case be adjusted effective immediately after the record date for such dividend or other distribution or, in the case of a subdivision, combination or consolidation, effective immediately after the record date or the effective date thereof if no record date is fixed, as the case may be, by multiplying the Conversion Price in effect immediately before the record date or effective date, as applicable, by a fraction of which:

(i)	the numerator is the number of Common Shares outstanding on that record date or effective date before giving effect to the Share Reorganization; and
(ii)	the denominator is the number of Common Shares that are or would be outstanding immediately after giving effect to the Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed in the Share Reorganization, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date or effective date).

5.2.2       To the extent that convertible or exchangeable securities issued pursuant to a Share Reorganization are not converted into or exchanged for Common Shares before the expiration of the right to do so, the Conversion Price will be readjusted to the price which would then be in effect based upon the number of additional Common Shares actually delivered upon the conversion or exchange of such convertible or exchangeable securities, but subject to any other adjustment required hereunder by reason of any event arising after the record date for such Share Reorganization.

5.3	Rights Offering.

5.3.1       Whenever the Borrower after the date of this Agreement issues rights, options or warrants to holders of all or substantially all Common Shares pursuant to which such holders are entitled, during a period ending not more than forty-five (45) days after the record date as at which holders so entitled are determined, to subscribe for, purchase or otherwise acquire Common Shares or securities convertible into or exchangeable for one or more Common Shares or fractions thereof, at a price per share (the “Per Share Cost”) that is less than 95% of the Current Market Price on that record date (any such issuance being herein called a “Rights Offering”), then the Conversion Price will be adjusted, effective immediately after that record date, by multiplying the Conversion Price in effect immediately prior to such record date by the fraction of which:

(a)	the numerator is the sum of the number of Common Shares outstanding on the record date for the Rights Offering and a number determined by dividing the product of the Per Share Cost and
(i)	where the event giving rise to the application of this Section 5.3 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the maximum number of Common Shares that may be so subscribed for or purchased under the Rights Offering; or
(ii)	where the event giving rise to the application of this Section 5.3 was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which the maximum number of securities that may be so subscribed for or purchased under the Rights Offering could have been exchanged or into which they could have been converted;

by the Current Market Price on the record date; and

(b)	the denominator is the sum of the number of Common Shares outstanding on that record date and the total number of additional Common Shares offered for subscription or purchase (or into or for which the convertible or exchangeable securities so offered are convertible or exchangeable) pursuant to the Rights Offering.

5.3.2       The adjustment set forth in Section 5.3.1 above will be made successively whenever a record date is fixed, provided if two (2) or more such record dates referred to in this Section 5.3 are fixed within a period of thirty (30) days, the adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any rights, options or warrants issued pursuant to a Rights Offering are not exercised before the expiration thereof, or any convertible or exchangeable securities received upon exercise of any rights, options or warrants issued pursuant to a Rights Offering are not converted into or exchanged for Common Shares before the expiration of the right to do so, the Conversion Price will be readjusted to the price which would then be in effect based upon the number of additional Common Shares actually delivered upon the exercise of such rights, options or warrants, or issued upon the conversion or exchange of such convertible or exchangeable securities, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date for such Rights Offering.

5.4	Special Distribution.

5.4.1       Whenever the Borrower after the date of this Agreement issues by way of a dividend or otherwise distributes to holders of all or substantially all Common Shares:

(a)	shares of the Borrower other than Common Shares;
(b)	evidences of indebtedness;
(c)	cash or other assets; or
(d)	rights, options or warrants to acquire shares or other securities of the Borrower, evidences of indebtedness, cash or other assets,

and such issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of such non excluded events being herein called a “Special Distribution”), the Conversion Price will be adjusted, in each case effective immediately after the record date at which holders of Common Shares on which the Special Distribution is to be paid are determined, to a price determined by multiplying the Conversion Price in effect on such record date by a fraction of which:

(i)	the numerator is:

(A)	the product of the number of Common Shares outstanding on such record date, and the Current Market Price on such record date; less
(B)	the amount by which the aggregate fair market value (as determined in good faith by the Board, subject to the prior approval of the TSX or, if required, any other stock exchange on which the Common Shares are then listed, other applicable exchange or market, as required) of such securities or property or other assets so issued or distributed in the Special Distribution exceeds the fair market value of any consideration received therefor by the Borrower from the holders of Common Shares (as determined in good faith by the Board); and
(ii)	the denominator is the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date.
5.5	Corporate Reorganization.

5.5.1       Whenever there is after the date of this Agreement:

(a)	a reclassification of the Common Shares, a change of Common Shares into other shares or securities, or any other capital reorganization of the Borrower affecting Common Shares, to which none of Sections 5.2, 5.3 or 5.4 applies;
(b)	a consolidation, merger or amalgamation of the Borrower with or into another body corporate or entity (other than any such event which does not result in a reclassification of the Common Shares or a change of Common Shares into other shares or securities); or
(c)	a transaction whereby all or substantially all of the Borrower’s undertaking and assets become the property of another corporation or entity,

(any such event being herein called a “Corporate Reorganization”), a Lender, if it thereafter exercises its right of conversion under this Agreement, will acquire and will accept, for the same aggregate consideration, in lieu of the Common Shares to which such Lender would otherwise have been entitled upon such conversion, the number or amount and class, series or kind of shares or other securities, cash or other property that the Lender would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, the Lender had been the holder of the number of Common Shares that the Lender would have acquired upon such conversion immediately before the Corporate Reorganization. As a condition precedent to taking any action that would constitute a Corporate Reorganization, the Borrower shall take all action that is necessary in order that the Borrower, any successor to the Borrower, or any successor to its assets and undertaking, may validly and legally issue as fully paid and non-assessable such shares, securities, cash or other property to which the Lenders are entitled under this Section 5.5 and that the Lenders shall thereafter be entitled to receive such shares, securities, cash or other property, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article 5. If necessary as a result of any Corporate Reorganization, appropriate alterations (subject to the prior approval of the TSX or, if required, any other stock exchange on which the Common Shares are then listed, or other applicable exchange or market, as required) shall be made to the provisions set forth in this Article 5 with respect to the rights and interests of the Lenders to the end that such provisions will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, securities, cash or other property thereafter deliverable on the exercise of the Lenders’ rights of conversion under this Agreement, and any such adjustment will be made by and set forth in an amendment hereto.

5.6	Conversion Rights Adjustment Rules.

5.6.1       The following rules and procedures are applicable to adjustments made pursuant to this Article 5:

(a)	any Common Shares owned by or held for the account of the Borrower shall be deemed not to be outstanding for the purpose of any computation pursuant to this Article 5;
(b)	the adjustments and readjustments provided for in this Article 5 are cumulative and, subject to Section 5.6(a), will apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and other events that require adjustment of the Conversion Price or the number or kind of shares, securities, cash or other property issuable hereunder;
(c)	no adjustment in the Conversion Price shall be required unless it would result in a change of at least 1% in the Conversion Price then in effect, provided however, any adjustments which, except for the provisions of this paragraph, would otherwise have been required to be made, shall be carried forward and taken into account in the next adjustment;
(d)	no adjustment will be made as a result of an event described in Sections 5.2.1(a), 5.3 or 5.4 if the Lenders are entitled to participate in the event (subject to the prior approval of the TSX or, if required, any other stock exchange on which the Common Shares are then listed) on the same terms, mutatis mutandis, as if it had exercised its right of conversion in respect of the entire Principal Amount of the Loan and any accrued and unpaid interest immediately before the effective date of or record date for the event;
(e)	no adjustment in the Conversion Price shall be made in respect of the issue of Common Shares or securities convertible into Common Shares pursuant to: (i) this Agreement; (ii) upon conversion, exchange or exercise of securities of the Borrower existing as of the date of this Agreement or issued pursuant to clause (iii); or (iii) any equity incentive plan for officers, employees or directors of the Borrower or any other Project Entity;

(f)	any dispute that arises at any time with respect to any adjustment or determination made pursuant to this Article 5 (including, without limiting the generality of the foregoing, a determination under Section 5.7 as to whether any action taken by the Borrower requires that an adjustment be made) shall be conclusively determined by such Canadian nationally recognized independent investment banking or accounting firm selected by the Borrower and acceptable to the Majority Lenders, acting reasonably. The matters in dispute shall be determined by the investment banking or accounting firm so appointed within ten (10) days of its appointment. The determination of the matters in dispute by the investment banking or accounting firm so appointed shall be final and binding on the Borrower and the Lenders, absent manifest error;
(g)	in the absence of a resolution of the directors of the Borrower fixing the record date for an event referred to in Sections 5.2, 5.3, 5.4 and 5.5, and except as otherwise required by law, the Borrower will be deemed to have fixed as the record date therefor the date on which the event is effected; and
(h)	if the Borrower sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall thereafter legally abandon its plans to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Conversion Price shall be required by reason of the setting of such record date.
5.7	Other Actions.

If the Borrower shall take any action of the nature of those described in Sections 5.2, 5.3, 5.4 and 5.5 affecting the Common Shares, other than actions described in those Sections, which would affect the rights of the Lenders to acquire Common Shares hereunder or the Conversion Price, the Common Shares and/or the Conversion Price will be adjusted, in such manner, and at such time, as the Board determines, acting reasonably and in good faith, will result in an adjustment to the rights of the Lenders to receive Common Shares and/or an adjustment to the Conversion Price that is consistent with the principles governing the basis on which such adjustment is to be made in the event that the Borrower takes one (1) or more of the actions specifically referred to in Sections 5.2, 5.3, 5.4 and 5.5 (subject to the prior approval of the TSX or, if required, any other stock exchange on which the Common Shares are then listed).

5.8	Postponement of Issuance of Common Shares.

5.8.1       In any case in which this Article 5 results in a decrease of the Conversion Price taking effect immediately after the record date for an event, if any amount is converted pursuant to Section 4.1 after that date and before the consummation of the event, the Borrower may postpone until such consummation:

(a)	issuing to each Lender such of the Common Shares to which such Lender is entitled pursuant to such exercise as exceeds those to which such Lender would have been entitled if such conversion had taken place immediately before that date; and

(b)	delivering to each Lender any distributions declared with respect to such additional Common Shares,

but such Common Shares and any such distributions shall be so issued and delivered to the Lenders upon consummation of that event with the number of such Common Shares and amount of any such distributions calculated on the basis of the Conversion Price, as applicable, on the exercise date adjusted for consummation of that event. The Borrower shall deliver to the Lender an appropriate instrument evidencing the Lenders’ rights to receive such Common Shares and any such distributions upon consummation of that event.

5.9	No Requirement to Issue Fractional Shares.

The Borrower shall not be required to issue fractional shares upon conversion of any amount under this Agreement. If any fractional interest in a share would, except for the provisions of this Section 5.9, be deliverable to a Lender upon the conversion, the Borrower shall, in lieu of delivering any certificate representing such fractional interest, satisfy such fractional interest by paying to such Lender an amount of lawful money of Canada equal to the total amount tendered for conversion remaining after so much of the amount tendered for conversion as may be converted into a whole number of Common Shares has been so converted.

5.10	Certificate as to Adjustment.

The Borrower shall immediately after the occurrence of any event which requires an adjustment or readjustment as provided for in this Article 5, deliver a certificate signed by an officer of the Borrower to the Lenders specifying the nature of the event requiring such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the adjustment specified therein shall, if so requested by the Majority Lenders, be verified by an opinion of an investment banking or accounting firm in accordance with Section 5.6.1(f).

5.11	Notice of Certain Events.

At least fourteen (14) days (or, if such period is not practicable, as soon as is practicable) before the effective date of or record date for an event referred to in Sections 5.2, 5.3, 5.4 and 5.5 that requires or might require an adjustment to the Conversion Price or the Common Shares which the Lenders are entitled to acquire on the exercise of its conversion rights, the Borrower shall give notice to the Lenders of the particulars of the event and, to the extent determinable, any adjustment required. If any adjustment for which a notice pursuant to this Section 5.11 is given is not then determinable, the Borrower shall, promptly after the adjustment is determinable, give notice to the Lenders of the adjustment.

Article 6
Other Provisions Relating to the Facility

6.1	Several Obligations.

Each Lender is severally liable for the Principal Amount advanced by such Lender and the Lenders are not jointly liable or jointly and severally liable. No Lender shall be obligated to fund its portion of the Loan unless it is reasonably confident that the other Lenders will fund their respective portions of the Loan.

6.2	Default Interest.

The Borrower shall pay to the Lenders interest on overdue amounts both before and after demand, default and judgment, and on the Principal Amount upon the occurrence and continuation of an Event of Default, at a rate per annum equal to, subject to and only to the extent permitted by Applicable Law, the Default Rate, calculated on a daily basis on the actual number of days elapsed in a three hundred sixty (360)-day year, computed from the date the amount becomes due for so long as the amount remains overdue. Such interest shall be payable upon demand made by the Lenders and shall be compounded on each Quarterly Date.

6.3	Payments Generally.

All cash payments made pursuant to this Agreement (in respect of principal, interest or otherwise) shall be made by the Borrower to the Lenders by way of deposit by or on behalf of the Borrower to the account specified therefor by the Lenders to the Borrower from time to time no later than 1:00 p.m. (New York City time) on the due date thereof. Any payments received after such time shall be considered for all purposes as having been made on the next following Business Day unless the applicable Lender otherwise agrees in writing. All payments hereunder shall be made to the Lenders pro rata according to their Applicable Percentage.

6.4	Application of Payments.

Any amounts prepaid or repaid pursuant to Section 2.5 shall not be reborrowed, and the Lenders’ Principal Amount in respect thereof shall be cancelled.

6.5	Payments - No Deduction.

6.5.1       All payments (which for this purposes, shall be deemed to include the issuance of Common Shares) made in respect of this Agreement or any other Loan Document (each such amount, a “Payment”) shall be made in full without set-off or counterclaim, and free of and without deduction or withholding for any Taxes, other than Excluded Taxes, except to the extent otherwise required by Applicable Law.

6.5.2       If the payor of any Payment (the “Payor”) is required by Applicable Law to deduct or withhold any Taxes, other than Excluded Taxes, from or in respect of any Payment (any such Tax withheld by the Payor, an “Indemnified Withholding Tax”) to a Lender, then the amount otherwise payable to such Lender shall be increased by such amount (“Additional Amounts”) as may be necessary so that after making all required deductions or withholdings such Lender receives an amount equal to the sum it would have received if no deduction or withholding had been made from such Payment, and the Payor shall pay the full amount deducted to the relevant taxation or other authority in accordance with Applicable Law.

6.5.3       If a Lender becomes liable for any Tax on any Payment, other than (i) any Excluded Taxes or (ii) any Indemnified Withholding Tax in respect of which the Lender has received Additional Amounts in accordance with Section 6.5.2 (any such other Tax, an “Indemnified Other Tax”), then the Payor shall indemnify such Lender for such Tax, and the indemnity payment shall be increased as may necessary so that after the imposition of any Tax on the indemnity payment (including Tax in respect of any such increase in the indemnity payment), such Lender shall receive the full amount of Taxes for which it is liable, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Body. A certificate as to the amount of such Indemnified Other Tax delivered to the Payor by such Lender shall be conclusive absent manifest error.

6.5.4       If requested by the Borrower, the Lenders shall use reasonable commercial efforts to dispute the imposition or assertion by the relevant Governmental Body of any Indemnified Taxes, all at the Borrower's expense; provided, however, that the Lender may refuse to do so if doing so would have an adverse impact on it (including by disputing the imposition or assertion of such Taxes if there is no reasonable basis to do so), as determined by the Lenders, acting reasonably. In the event that the Lender proceeds with disputing the imposition or assertion of such Taxes, the Lender will have carriage of such dispute and any related communications and proceedings, provided that Lender shall (i) timely keep the Borrower informed of any material developments relating to the dispute and proceedings, (ii) timely provide the Borrower with copies of any written correspondence with the relevant Governmental Body relating to the dispute or proceedings, (iii) give due consideration to any suggestions by the Borrower relating to the conduct of the dispute or proceedings, and (iv) not settle, compromise or otherwise resolve such dispute without the consent of the Borrower, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding clause (iv) of the immediately foregoing sentence, the Lender shall be entitled to discontinue such dispute at any time that it determines, acting reasonably, that the continuation of such dispute would have an adverse impact on it. In no event shall the Lender have any liability whatsoever to the Borrower for any decision by it to commence, settle, compromise, resolve or discontinue such dispute, the manner in which the Lender carries out such dispute or the results thereof.

6.5.5       If a Lender receives a refund of any Indemnified Taxes, or the Lender, acting reasonably, determines that, because of the payment of such Indemnified Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Payor an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or Additional Amounts paid, by the payor under this Section 6.5 with respect to the Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Body with respect to such refund). The Payor, upon the request of a Lender, agrees to repay the amount paid over to the Payor to such Lender, without interest, if such Lender is required to repay such refund or reduction to such Governmental Body. This paragraph shall not be construed to require a Lender to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

6.5.6       Any Lender that is entitled to an exemption from or reduction of Taxes under the law of the jurisdiction in which the Borrower or any Payor is resident for tax purposes, any treaty to which such jurisdiction is a party, or otherwise, with respect to any payments made in respect of this Agreement shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) or as reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding Taxes. In addition, any Lender, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to withholding or information reporting requirements. Notwithstanding the foregoing, no Lender shall be required to deliver any documentation pursuant to this Section 6.5.6 that such Lender is not legally able to deliver.

6.5.7       Following the execution and delivery of this Agreement, each of the parties hereto will co-operate reasonably with the other parties hereto in implementing any proposed adjustments to the structure or terms of this Agreement to facilitate the reduction of the Borrower’s or any other Group Member’s obligations to pay any Additional Amounts or Indemnified Other Taxes pursuant to this Section 6.5 or for any other reasonable tax planning purpose of any party, provided that such adjustments have no material adverse impact on the non-proposing party and that the costs of such adjustments shall be paid for by the proposing party. For greater certainty, if, as a result of a change in Applicable Law or in the interpretation of any Applicable Law by a relevant Governmental Body (a “Change in Law”), the Borrower or any other Group Member is required to pay any Indemnified Taxes pursuant to this Section 6.5 which are materially in excess of the Indemnified Taxes which would have been paid to a Buyer prior to the Change in Law, the parties agree that, upon the request of the Borrower, the parties shall negotiate in good faith to implement any proposed adjustments to the structure or terms of this Agreement and any other relevant agreement between the Parties so that the Borrower is no longer materially and adversely affected by such Change in Law; provided that, notwithstanding anything in this Agreement to the contrary, no party shall be obligated to execute any such amendment if doing so would have an adverse impact on such party, as determined by such party in its sole and absolute discretion acting reasonably.

6.6	Illegality.

If any Applicable Law comes into force after the Closing Date, or if any change in any existing Applicable Law or in the interpretation or application thereof by any court or Governmental Body now or hereafter makes it unlawful for a Lender to have advanced or acquired an interest in the Loan or to give effect to its obligations in respect thereof, such Lender may, by written notice thereof to the Borrower, declare its obligations under this Agreement to be terminated, and the Borrower shall prepay, within the time required by such law, the Principal Amount together with accrued interest thereon and any other amounts owing under this Agreement as may be applicable to the date of such payment. If any such event shall, in the opinion of such Lender, only affect part of its obligations under this Agreement, the remainder of this Agreement shall be unaffected, and the obligations of the Credit Parties under the Loan Documents shall continue. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the judgment of such Lender, acting reasonably, otherwise be materially disadvantageous to such Lender.

6.7	Change in Circumstances.

If the introduction of or any change in any Applicable Law relating to a Lender or any change in the interpretation or application thereof by any Governmental Body or compliance by a Lender with any request or direction of any Governmental Body:

(a)	subjects such Lender or causes the withdrawal or termination of a previously granted exemption with respect to any Taxes or changes the basis of taxation of payments due to the Lender or increases any existing Taxes on payments of amounts owing to such Lender (other than Excluded Taxes);
(b)	imposes, modifies or deems applicable any reserve, liquidity, cash margin, capital, special deposit, deposit insurance or assessment, or any other regulatory or similar requirement against assets held by, or deposits in or for the account of, or loans by, or any other acquisition of funds for loans by, such Lender;
(c)	imposes on such Lender or requires there to be maintained by such Lender any capital adequacy or additional capital requirement (including, without limitation, a requirement which affects such Lender’s allocation of capital resources to its obligations) in respect of such Lender’s obligations hereunder; or
(d)	imposes on such Lender any other condition or requirement with respect to this Agreement (other than Excluded Taxes);

and such occurrence has the effect of:

(e)	increasing the cost to such Lender of agreeing to make or making, maintaining or funding the Facility, the Loan or any portion thereof;
(f)	reducing the amount of the Obligations owing to such Lender;
(g)	directly or indirectly reducing the effective return to such Lender under this Agreement or on its overall capital as a result of entering into this Agreement or as a result of any of the transactions or obligations contemplated by this Agreement (other than a reduction resulting from a higher rate of income tax being imposed on such Lender’s overall income); or
(h)	causing such Lender to make any payment or to forego any interest, fees or other return on or calculated by reference to any sum received or receivable by such Lender hereunder;

then such Lender shall also provide a notice to the Borrower with sufficient particulars (including, for greater certainty, the details of calculations relevant thereto), the facts relevant to the application of this Section 6.7, and, absent manifest error in such notice, the Borrower shall promptly upon demand by such Lender pay or cause to be paid to such Lender such additional amounts as shall be sufficient to fully indemnify such Lender for such additional cost, reduction, payment, foregone interest or other return provided that the Borrower shall not be required to pay such additional amounts unless such additional amounts are being demanded by such Lender as a general practice from its borrowers similarly obligated. Such Lender shall provide to the Borrower a certificate in respect of the foregoing which incorporates reasonable supporting evidence thereof and any such certificate will be prima facie evidence thereof except for manifest error.

6.7.2       For purposes of the foregoing, (a) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (b) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “change in Applicable Law” regardless of the date enacted, adopted, applied or issued.

6.8	Payment of Costs and Expenses.

6.8.1       The Borrower shall pay to the Administrative Agent and the Lenders all reasonable and documented out of pocket due diligence expenses, including but not limited to documented legal and mining consultants' costs incurred by the Administrative Agent and the Lenders on or prior to the date of this Agreement, including all reasonable and documented out of pocket costs associated with the drafting of this Agreement and the Lenders acknowledge receipt from the Borrower prior to the date of this Agreement of a deposit in the amount of $[Redacted - commercially sensitive information], toward any such amount payable under this Section.

6.8.2       The Borrower shall pay to the Administrative Agent and the Lenders on demand all reasonable and documented costs and expenses of the Administrative Agent and the Lenders and their agents, counsel, and any receiver or receiver-manager appointed by them or by a court (including, without limitation, all reasonable fees, expenses and disbursements of legal counsel) in connection with this Agreement and the other Loan Documents incurred after the date of this Agreement in connection with the following:

(a)	any actual or proposed amendment or modification of the Loan Documents or any waiver thereunder and all instruments supplemental or ancillary thereto; and
(b)	the defence, establishment, protection or enforcement of any of the rights or remedies of the Lenders under this Agreement or any of the other Loan Documents.
6.9	Indemnities.

6.9.1       The Credit Parties shall, jointly and severally, indemnify and save harmless the Administrative Agent and the Lenders from all claims, demands, liabilities, damages, losses, costs, charges and expenses (including the reasonable and documented fees, expenses and disbursements of one outside legal counsel, per applicable jurisdiction to the Lenders and, in the case of an actual or perceived conflict of interest where the party to be indemnified affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected party, but excluding consequential special, exemplary, indirect, incidental or punitive damages or loss of profits or opportunity except to the extent such losses are awarded to a third party in connection with a claim by a third party), which may be incurred by the Administrative Agent or the Lenders as a consequence of or in respect of (a) default by the Borrower in the payment when due of any Obligation or any other Default or Event of Default hereunder which is continuing, (b) the entering into by the Administrative Agent and the Lenders of this Agreement and any amendment, waiver or consent relating hereto, and the performance by the Administrative Agent and the Lenders of their obligations under this Agreement (which for greater certainty will not include any grossly negligent act or wilful misconduct on the part of the Administrative Agent or any Lender or any changes in the value of the Loan as a result of market interest rate fluctuations and credit rate spread), (c) the application by the Borrower of the proceeds of the Facility, or (d) the development or operation of the Project, except for any such any such claim, demand, liability, damage, loss, cost, charge or expense that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct. A certificate of an officer of the Administrative Agent or the applicable Lender as to any such claim, demand, liability, damage, loss, cost, charge or expense and containing reasonable details of the calculation shall be, absent manifest error, prima facie evidence of the amount of such claim, demand, liability, damage, loss, cost, charge or expense.

6.9.2       The Credit Parties shall, jointly and severally, indemnify and save harmless the Administrative Agent and each Lender and their Affiliates, agents, officers, directors and employees (each an “Indemnified Party”) from all Claims which may be asserted against or incurred by such Indemnified Party under or on account of any applicable Environmental Law (including the assertion of any Encumbrance thereunder), whether as a lender to the Borrower, or as successor to or assignee of any right or interest of any Project Entity or as a result of any order, investigation or action by any Governmental Body relating to any one of their business or property in which it has a direct or indirect interest, including any Claims arising from:

(a)	the Release of a Hazardous Substance, the threat of the Release of any Hazardous Substance, or the presence of any Hazardous Substance affecting the real or personal property directly or indirectly owned or operated by any Group Member, whether or not the Hazardous Substance originates or emanates from such Group Member’s directly or indirectly held property or any other real property or personal property located thereon;
(b)	the Release of a Hazardous Substance owned by, or under the charge, management or control of any Group Member or any predecessors or assignors thereof;
(c)	any costs of removal or remedial action incurred by any Governmental Body or any costs incurred by any other Person or damages from injury to, destruction of, or loss of natural resources in relation to the real property or personal property directly or indirectly owned or operated by any Group Member or any contiguous real property or personal property located thereon, including reasonable and documented costs of assessing such injury, destruction or loss incurred pursuant to Environmental Law;

(d)	liability for personal injury or property damage arising by reason of any civil law offences or quasi-criminal offences or under any statutory or common tort law theory and any and all other third party Claims of any and every nature whatsoever, including, without limitation, damages assessed for the maintenance of a public or private nuisance or for the carrying on of a dangerous activity at, near, or with respect to the real or personal property directly or indirectly owned or operated by any Group Member; and/or
(e)	any other matter relating to the environment and Environmental Law affecting the property or the operations and activities of any Group Member within the jurisdiction of any Governmental Body;

except for any such Claims that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or wilful misconduct.

6.10	Maximum Rate of Interest.

6.10.1       Notwithstanding anything herein or in any of the other Loan Documents to the contrary:

(a)	in the event that any provision of this Agreement or any other Loan Document would oblige the Borrower to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:
(i)	by reducing any fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law;
(ii)	by reducing the amount or rate of interest exigible under Sections 2.4 and 6.2; and
(iii)	any amount or rate of interest referred to in this Section 6.10 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Administrative Agent shall be conclusive for the purposes of such determination, absent manifest error.

Article 7
Representations and Warranties

7.1	Representations and Warranties of Credit Parties.

The Borrower, as to itself and as to each of its Subsidiaries and, where applicable, each Credit Party represents and warrants to the Administrative Agent and the Lenders at the date hereof and the date of each Compliance Certificate hereunder, as follows:

7.1.1       Organization and Powers. The Borrower and each other Project Entity: (a) has been duly incorporated or formed and is validly existing under the laws of its incorporation or formation, as applicable; (b) has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to own and lease its property and assets and to carry on its business; (c) except as disclosed in Schedule 7.1.1, has all requisite corporate power and authority or, if such entity is not a corporation, such other power and authority, to enter into each of the Loan Documents to which it is or will become a party, and to perform its obligations thereunder; and (d) is duly qualified, licensed or registered to do business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it make such qualification, licensing or registration necessary. No proceeding has been instituted or, to the knowledge of the Borrower, threatened in any such jurisdiction revoking, limiting or curtailing, or seeking to revoke, limit or curtail, such power and authority or qualification, licensing or registration. The Borrower and each other Project Entity is up-to-date in all of its corporate filings in all material respects and is (if applicable) in good standing under Applicable Laws.

7.1.2       Authorization; No Conflict. Except as disclosed in Schedule 7.1.2, the execution and delivery by the Borrower and each other Project Entity of the Loan Documents to which it is or will become a party, and the performance by it of its obligations hereunder and thereunder, have been duly authorized by all necessary corporate or other action on its part and do not and will not: (a) contravene any provision of its constitutional documents or any resolution of its shareholders, partners or directors (or any committee thereof); (b) conflict with, result in a breach of, or constitute a default or an event creating rights of acceleration, termination, modification or cancellation or a loss of rights under (with or without the giving of notice or lapse of time or both), any Material Contract; (c) violate any Applicable Law; or (d) other than as contemplated by the Loan Documents, result in, or require, the creation or imposition of any Encumbrance on any property or assets of a Project Entity.

7.1.3       Execution; Binding Obligation. Each Loan Document to which the Borrower or any other Credit Party is or will become a party: (a) has been, or when delivered under or in connection with this Agreement will be, duly executed and delivered by the Borrower or the applicable Credit Party; and (b) constitutes, or when delivered under or in connection with this Agreement will constitute, a legal, valid and binding agreement of the Borrower and such other Credit Party as applicable, enforceable against the Borrower and such other Credit Party, as applicable, in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to generally applicable principles of equity.

7.1.4       Consents. No Group Member is required to give any notice to, make any filing with or obtain any Authorization, Order or other consent or approval of any Person in connection with the execution or delivery of or performance of its obligations under any Loan Document or other Key Transaction Agreements to which it is a party, or the consummation of the transactions contemplated herein and therein, other than (a) those that have already been obtained and copies of which have been provided to the Administrative Agent, including the conditional approval of the Toronto Stock Exchange of the transactions contemplated by the Key Transactions Documents that require such approval, and (b) filings required to be made on or following the Closing Date pursuant to such conditional approval.

7.1.5       Corporate Structure; Subsidiaries; Other Ventures. Schedule 7.1.5 sets forth the true and complete list of all Subsidiaries of the Borrower, including the type and number of issued and outstanding shares or other equity interests of each such Subsidiary and the Person in whose name such shares or equity interests are registered. Except as set out in Schedule 7.1.5, no Person (other than a Credit Party) has any option, warrant, right (pre-emptive, contractual or otherwise) or other security or conversion privilege of any kind that is exercisable or convertible into, or exchangeable for, or otherwise carries the right of the holder to purchase or otherwise acquire (whether or not subject to conditions) common shares or other equity interests of any Project Entity. No Project Entity is engaged in any joint purchasing arrangement, joint venture, partnership and other joint enterprise with any other Person. No Person has a direct or indirect ownership interest in (a) any Project Entity (other than the Borrower) except as set out in Schedule 7.1.5, or (b) the Project Property or is otherwise involved in any manner in the operation of the Projects, other than the Borrower and the Project Entities.

7.1.6       Residence for Tax Purposes. The Borrower is a resident of Canada (and no other jurisdiction) for tax purposes. Each of the Subsidiaries of the Borrower is a resident of the United States for tax purposes (and no other jurisdiction).

7.1.7       Solvency. Neither the Borrower nor any other Project Entity is or can reasonably be expected to become insolvent within the meaning of Applicable Law.

7.1.8       No Defaults; Material Contracts. No event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) has contravened, conflicted with or resulted in, or may contravene, conflict with or result in, a violation or breach of, or give any Project Entity or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract, Authorization or Order to which it is a party or by which it or its properties and assets may be bound, and, to the knowledge of the Borrower, each other Person that is party thereto is in compliance in all material respects with the terms and requirements thereof. Without limiting the generality of the foregoing:

(a)	all Material Contracts as of the date hereof are set out in Schedule 1.1.103, and true and complete copies thereof have been made available to the Administrative Agent;
(b)	no Project Entity nor, to the knowledge of the Borrower, any other Person, is in default or breach in any material respect in the observance or performance of any term, covenant or obligation to be performed by such Project Entity or such other Person under any Material Contract to which such Project Entity is a party or by which it is otherwise bound (including its property and assets) and each such Material Contract is in good standing, constitutes a valid and binding agreement of each of the parties thereto, is in full force and effect and is enforceable in accordance with its terms, except to the extent enforcement may be affected by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws affecting creditors’ rights generally and subject to generally applicable principles of equity; and

(c)	neither the Borrower nor any other Project Entity has any knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any such Material Contract and no Project Entity has received notice of any intention to terminate any such Material Contract or repudiate or disclaim any transaction contemplated thereby.

7.1.9       Title to Real Property. The Project Entities, subject to Permitted Encumbrances:

(a)	have or has valid and subsisting leasehold title to all leases of real property and Mineral Interests included within the Real Property;
(b)	have or has valid possessory and record title to all Mineral Interests included within the Real Property, except such Mineral Interests that are leased to the Project Entities and are covered under paragraph (a); and
(c)	have or has good and marketable title to such other real property interests included within the Real Property and not otherwise included under paragraphs (a) and (b).

Such Real Property is free and clear of all Encumbrances other than Permitted Encumbrances.

7.1.10       Other Project Property. The Project Entities have good and valid title to, or leasehold interest in, all other Project Property that is not Real Property, free and clear of all Encumbrances other than Permitted Encumbrances.

7.1.11       Project Property. Without limiting the generality of Section 7.1.9 and Section 7.1.10, except as set out in Schedule 7.1.11:

(a)	Granite Creek Owner owns or otherwise has valid rights to use all of the Granite Creek Project Property, and no Person other than the Granite Creek Owner has any rights to participate in the Granite Creek Project Real Property or operate the Granite Creek Project;
(b)	the Granite Creek Project Real Property constitutes all real property, mineral, surface interests and ancillary rights necessary for the development and mining operations of the Granite Creek Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Mine Plan;
(c)	other than the Royalties, the Offtake Agreement, the Gold Prepay Agreement, the Contingent Value Rights Agreement, this Agreement, the Convertible Debt Agreements and the NGM Consent Agreement, none of the Granite Creek Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty;

(d)	other than pursuant to Applicable Laws, there are no restrictions on the ability of Granite Creek Owner to exploit the Granite Creek Project Real Property; the Granite Creek Owner owns or otherwise has valid rights to use all of the Granite Creek Project Property, and no Person other than the Granite Creek Owner has any rights to participate in the Granite Creek Project Real Property or operate the Granite Creek Project;
(e)	Ruby Hill Owner owns or otherwise has valid rights to use all of the Ruby Hill Project Real Property, and no Person other than Ruby Hill Owner has any rights to participate in the Ruby Hill Project Real Property or operate the Ruby Hill Project;
(f)	the Ruby Hill Project Real Property constitutes all real property, mineral, surface interests and ancillary rights necessary for the development and mining operations of the Ruby Hill Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Mine Plan;
(g)	other than the Royalties, the Offtake Agreement, the Gold Prepay Agreement, the Milestone Payment Rights Agreement, this Agreement and the Convertible Debt Agreements, none of the Ruby Hill Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty;
(h)	other than pursuant to Applicable Laws, there are no restrictions on the ability of the Ruby Hill Owner to exploit the Ruby Hill Project Real Property;
(i)	McCoy-Cove Owner owns or otherwise has valid rights to use all of the McCoy-Cove Project Property, and no Person other than the McCoy-Cove Owner has any rights to participate in the McCoy-Cove Project Real Property or operate the McCoy-Cove Project;
(j)	the McCoy-Cove Project Real Property constitutes all real property, mineral, surface interests and ancillary rights necessary for the development and mining operations of the McCoy-Cove Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Mine Plan;
(k)	other than the Royalties, the Offtake Agreement, the Gold Prepay Agreement and this Agreement, none of the McCoy-Cove Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty;

(l)	other than pursuant to Applicable Laws, there are no restrictions on the ability of McCoy-Cove Owner to exploit the McCoy-Cove Project Real Property; the McCoy-Cove Owner owns or otherwise has valid rights to use all of the McCoy-Cove Project Property, and no Person other than the McCoy-Cove Owner has any rights to participate in the McCoy-Cove Project Real Property or operate the McCoy-Cove Project;
(m)	Lone Tree Owner owns or otherwise has valid rights to use all of the Lone Tree Project Property, and no Person other than the Lone Tree Owner has any rights to participate in the Lone Tree Project Real Property or operate the Lone Tree Project;
(n)	the Lone Tree Project Real Property constitutes all real property, mineral, surface interests and ancillary rights necessary for the development and mining operations of the Lone Tree Project, as currently operated and as contemplated to be developed and operated, substantially in accordance with the Mine Plan;
(o)	other than the Royalties, the Offtake Agreement, the Gold Prepay Agreement and this Agreement, none of the Lone Tree Project Real Property or any Minerals produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, or payment in the nature of rent or royalty; and
(p)	other than pursuant to Applicable Laws, there are no restrictions on the ability of Lone Tree Owner to exploit the Lone Tree Project Real Property; the Lone Tree Owner owns or otherwise has valid rights to use all of the Lone Tree Project Property, and no Person other than the Lone Tree Owner has any rights to participate in the Lone Tree Project Real Property or operate the Lone Tree Project.

7.1.12       Maintenance of Project Property. Except as disclosed in Schedule 7.1.12, all mining concession, maintenance fees, recording fees, and Taxes and all other amounts have been paid when due and payable and all other actions and all other obligations as are required to maintain the Project Property in good standing, have been taken and complied with in all material respects.

7.1.13       No Expropriation. No Project Property, nor any part thereof, has been taken or expropriated by any Governmental Body nor has any notice been given or proceeding commenced by a Governmental Body in respect thereof nor, to the knowledge of the Borrower, is there any intent or proposal to give any such notice or commence any such proceeding.

7.1.14       Insurance. The Project Property and the businesses and operations of the Project Entities are insured under coverage obtained by the Group Members with reputable insurance companies (not Affiliates of the Borrower) in such amounts, with such deductibles and covering such risks as is consistent with insurance carried by reasonably prudent participants in comparable businesses in the relevant jurisdictions, and such coverage is in full force and effect. No Project Entity has breached the terms and conditions of any policies in respect thereof in any material respect nor failed to promptly give any notice or present any material claim thereunder. There are no material claims by any Project Entity under any such policy as to which any insurer is denying liability or defending under a reservation of rights clause. To the knowledge of the Borrower, the Group Members will be able to (a) renew existing insurance coverage as and when such policies expire, or (b) obtain comparable insurance coverage from similar institutions as may be necessary or appropriate to conduct the business of the Project Entities and at a comparable cost.

7.1.15       Authorizations and Other Rights. The Project Entities have obtained or been issued all such Authorizations and Other Rights as are necessary for the conduct of their respective businesses and operations as currently conducted except for those Authorizations and Other Rights which, if not held, do not have and could not reasonably be expected to have a material impact on the Project Entities’ ability to develop or operate the Projects and carry on the business of the Project Entities. Without limiting the foregoing, the Project Entities have obtained or been issued all Project Authorizations other than such Authorizations and Other Rights (a) that are not necessary for the conduct of development activities and operations (including commercial production transactions) as such activities and operations are currently being conducted, but that are expected to be obtained in the ordinary course of business, by the time they are necessary for the conduct of development activities and operations (including commercial production transactions) as contemplated by the Mine Plans, or (b) the failure of which to be obtained would not be material to the development and operation of the Projects or the ongoing operation of commercial production (including commercial production transactions). Without limiting the foregoing:

(i)	all Material Project Authorizations, whether obtained or issued by the date hereof or not, are set out in Schedule 1.1.104, along with the status of such Material Project Authorizations. True and complete copies all Material Project Authorizations which have been obtained or issued as of the date hereof have been made available to the Lenders, and no Project Entity is in breach or default of the terms and conditions thereof in any material respect; all of such Material Project Authorizations are in good standing, and no proceeding is pending or, to the knowledge of the Borrower, threatened to revoke or limit any such Material Project Authorizations; and
(ii)	to the knowledge of the Borrower, there are no facts or circumstances that might reasonably be expected to adversely affect the issuance, renewal or obtaining of any such Authorizations.

7.1.16       Applicable Laws; Conduct of Operations. The Borrower and its Subsidiaries, including in the conduct of operations at the Projects, are and have been in compliance in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, all exploration, development and mining operations in respect of the Project Real Property have been conducted in accordance with Good Industry Practice and all material workers’ compensation and health and safety regulations have been complied with. There are no pending or, to the knowledge of the Borrower, proposed changes to Applicable Laws that would render illegal or materially restrict the development of the Projects or the conduct of operations at the Projects, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

7.1.17       AML Legislation. Without limiting the generality of Section 7.1.16, the Group Members are in compliance with, and have not been charged under, AML Legislation.

7.1.18       Anti-Corruption and Sanctions. Without limiting the generality of Section 7.1.16 the Group Members, and their respective officers, employees and, to the knowledge of the Borrower, their directors and agents, are in compliance with, and have not been charged under, Anti-Corruption Laws and applicable Sanctions and are not knowingly engaged in any activity that would reasonably be expected to result in any Group Member being designated as a Sanctioned Person or Sanctioned Entity. None of (a) the Group Members or, to the knowledge of the Borrower, any of their respective directors, officers or employees, or (b) to the knowledge of the Borrower, any agent of any of them that will act in any capacity in connection with or benefit from the Facility, (i) has used, or authorized the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) has made, or authorized the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds, or (iii) is a Sanctioned Person or a Sanctioned Entity. The Loan, use of proceeds or other transaction contemplated by this Agreement will not violate Anti-Corruption Laws or applicable Sanctions.

7.1.19       Environmental Compliance. Without limiting the generality of Sections 7.1.15 and 7.1.16, except as set out in Schedule 7.1.19:

(a)	the Project Entities, including without limitation, in the conduct of operations at the Projects, have been and are in compliance in all material respects with all Environmental Laws, the HSEC Policy [Redacted - commercially sensitive information];
(b)	the Project Entities have, obtained all material Authorizations required under Environmental Laws necessary to construct, develop and operate the Projects or to conduct any other exploration, development, drilling or mining operations being conducted by it;
(c)	No Project Entity has used or permitted to be used, except in material compliance with Environmental Laws, any of the Project Real Property to release, dispose, recycle, generate, manufacture, process, distribute, use, treat, store, transport or handle any Hazardous Substance;
(d)	There is no presence of any Hazardous Substance on, in or under any of the Project Real Property and no Hazardous Substances will be generated from any Project Entity’s use of the Project Real Property (including without limitation as a result of the conduct of operations at the Projects) except in compliance in all material respects with Environmental Laws;

(e)	none of the Project Entities, nor any of the Project Real Property, is subject to any pending or, to the knowledge of the Borrower, threatened:
(i)	material claim, notice, complaint, allegation, investigation, application, order, requirement or directive, each in writing, that relates to environmental, natural resources, Hazardous Substances, human health or safety matters or any other matter covered by Environmental Laws, and which would reasonably require or result in any work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures (and, to the knowledge of the Borrower, there is no basis for such a claim, notice, complaint, allegation, investigation, application, order, requirement or directive); or
(ii)	material allegation, demand, direction, Order, notice or prosecution with respect to any matter covered by Environmental Laws including any Applicable Laws respecting the use, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of any Hazardous Substance (including without limitation tailings, waste rock, sediment from erosion, wastewater and surface water run-off) from the Project Real Property, and no Project Entity has settled any allegation of non-compliance with Environmental Laws prior to prosecution;
(f)	the Borrower has made available to the Administrative Agent a true and complete copy of each material environmental audit, assessment, study or test of which it is aware relating to the Projects, including any environmental and social impact assessment study reports and any other material environmental information;
(g)	the Borrower has provided to the Administrative Agent a true and complete copy of the HSEC Policy in effect as of the date hereof. The HSEC Policy is consistent with Good Industry Practice as it pertains to health, safety, environmental, community and related operational matters [Redacted - commercially sensitive information];
(h)	there are no material environmental liabilities in respect of the operations at the Projects other than those identified in the Material Project Authorizations; and
(i)	there are no pending or, to the knowledge of the Borrower, proposed (in writing) changes to Environmental Laws or environmental Authorizations referred to in paragraph (e)(ii) above that would render illegal or materially restrict the conduct of operations at the Projects, or that could otherwise reasonably be expected to result in a Material Adverse Effect.

7.1.20       Community Matters. The applicable Project Entity’s consultation and dealing with any Aboriginal and other persons and groups located on or near the vicinity of the Project Real Property affected by any Project, regarding the proposed exploration, development, construction, operating, closure and rehabilitation of the Project Property and the Projects have been consistent in scope with similar projects of that nature and in material compliance with HSEC Policy (or a substantially similar policy). Other than as disclosed in Schedule 7.1.20, no Project Entity has received notice that the Project Real Property or any of the Projects is subject to any Aboriginal Claims, and, to the knowledge of the Borrower, there are no current or pending Aboriginal Claims affecting Project Real Property or any Project. No Project Entity has received notice of any claim or assertion, written or oral, whether proven or unproven, from any other such affected persons or groups, or Persons acting on their behalf, with respect to any title (including collective title), rights or other interests which could reasonably be expected to conflict with a Project if such claim or assertion were valid. The Borrower has disclosed all Aboriginal Information, and all other material correspondence, notices and other documents from or involving such other affected persons or groups, or Persons acting on their behalf, of which it is aware to the Lenders, and other than as disclosed in Schedule 7.1.20, no Project Entity has entered into any written or oral agreements with any Aboriginal or other such affected persons or groups to provide benefits, pecuniary or otherwise, with respect to the Projects at any stage of development and the Project Entities have not offered any Aboriginal or other such affected persons or groups any benefits with respect to any Project at any stage of development.

7.1.21       Employee and Labour Matters. The Project Entities are in material compliance with all Applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages; there is not currently any labour disruption or conflict involving any Project Entities or directly affecting a Project. Except as set out in Schedule 7.1.21, none of the Project Entities are a party to a collective bargaining agreement.

7.1.22       Security. Granite Creek Owner, Ruby Hill Owner, McCoy Cove Owner and Lone Tree Owner have each implemented security practices and procedures at the applicable Projects in accordance with Applicable Laws and consistent with the HSEC Policy and Good Industry Practice.

7.1.23       Employee Benefit Plans. Each Employee Benefit Plan mandated by a Governmental Body that is intended to qualify for special tax treatment meets all of the requirements for such treatment and has obtained all necessary approvals of all relevant Governmental Bodies. No Employee Benefit Plan has any unfunded liabilities, determined in accordance with IFRS, that have not been fully accrued on the Financial Statements or that will not be fully offset by insurance. All Employee Benefit Plans are registered where required by, and are in good standing under, all Applicable Laws. For purposes of this Section 7.1.23, “Employee Benefit Plan” means any employee benefit plan, pension plan, program, policy or arrangement sponsored, maintained or contributed to by any Project Entity or with respect to which any Project Entity has any liability or obligation.

7.1.24       Taxes.

7.1.24.1       All Taxes due and payable by the Project Entities (whether or not shown as due on any Tax Returns and whether or not assessed (or reassessed) by the appropriate Governmental Body) have been timely paid when due. All assessments and reassessments received by any Project Entity in respect of Taxes have been paid when due.

7.1.24.2       All Tax Returns required by Applicable Law to be filed by or with respect to any Project Entity have been properly prepared and timely filed when due and all such Tax Returns (including information provided therewith or with respect thereto) are true, complete and correct in all material respects, and no material fact or facts have been omitted therefrom which would make any such Tax Returns misleading in any material respect.

7.1.24.3       Adequate provision has been made by the Borrower in the Financial Statements and by Ruby Hill Acquired Entity in the Ruby Hill Acquired Entity Financial Statements for all Taxes for any period for which Tax Returns are not yet required to be filed, or for which Taxes are not yet due or payable, up to the date of the most recent financial statements delivered pursuant to Section 8.5 and Section 8.6.

7.1.24.4       Since the respective dates of the most recent financial statements delivered pursuant to Section 8.5 and Section 8.6, the Ruby Hill Acquired Entity has not incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes, other than liabilities incurred in the ordinary course of business other than Permitted Debt.

7.1.24.5       No Project Entity has ever incurred any material liability, whether actual or contingent, for Taxes or engaged in any transaction or event that would result in any material liability, whether actual or contingent, for Taxes.

7.1.24.6       Other than as disclosed in Schedule 7.1.24.6, no audit or other proceeding by any Governmental Body is pending or, to the knowledge of the Borrower, threatened with respect to any Taxes due from or with respect to any Project Entity, and no Governmental Body has given written notice of any intention to assert any deficiency or claim for additional Taxes against any Project Entity. There are no matters under audit or appeal or in dispute, or, to the knowledge of the Borrower, under discussion, with any Governmental Body relating to Taxes.

7.1.24.7       No Governmental Body of a jurisdiction in which any Project Entity does not file Tax Returns has made any written claim that any Project Entity is or may be subject to taxation by such jurisdiction. To the knowledge of the Borrower, there is no basis for a claim that any Project Entity is subject to Tax in a jurisdiction in which such Project Entity does not file Tax Returns.

7.1.24.8       Other than as disclosed in Schedule 7.1.24.8, here are no outstanding agreements, waivers, objections or arrangements extending the statutory period of limitations applicable to any claim for Taxes due from or with respect to any Project Entity for any taxable period, nor has any such agreement, waiver, objection or arrangement been requested. No Project Entity is bound by any tax sharing, allocation or indemnification or similar agreement.

7.1.24.9       The Project Entities have withheld or collected any Taxes that are required by Applicable Law to be withheld or collected and have paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Body.

7.1.24.10       [Redacted - commercially sensitive information]

7.1.25       Intellectual Property. Each of the Project Entities owns, licenses or otherwise has the right to use all material licenses, Authorizations, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, copyright applications, franchises, authorizations and other intellectual property rights that are necessary for the operation of its business, without infringement upon or conflict with the rights of any other Person with respect thereto (other than any intellectual property the absence of which or any such infringement upon or conflict with respect to which would not have a material impact on the Project Entities’ ability to develop or operate the Projects and carry on the Project Entities’ Business). No slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by a Project Entity infringes upon or conflicts with any rights owned by any other Person. No claim or litigation regarding any of the foregoing is pending or, to the knowledge of the Borrower, threatened.

7.1.26       Books and Records. The minute books and corporate records of each Project Entity are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the shareholders or directors (or any committee thereof), as applicable, of the Project Entity (and true and correct copies thereof have been provided by the Borrower to the Administrative Agent).

7.1.27       Financial Statements.

7.1.27.1       The Ruby Hill Acquired Entity Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout, and the Ruby Hill Acquired Entity Financial Statements present fairly, in all material respects, the financial condition of the Ruby Hill Acquired Entity, on a consolidated basis, as at the dates specified therein and for the periods then ended. The Borrower does not intend to correct or restate, nor, to the knowledge of the Borrower, is there any basis for any correction or restatement of, any aspect of the Ruby Hill Acquired Entity Financial Statements.

7.1.27.2       The Financial Statements have been prepared in accordance with IFRS applied on a consistent basis throughout and complied, as of their date of filing, with the applicable published rules and regulations of any stock exchange on which the Borrower’s securities are listed and Securities Laws, and the Financial Statements present fairly, in all material respects, the financial condition of the Borrower and its Subsidiaries, on a consolidated basis, as at the date specified therein and for the period then ended. The Borrower does not intend to correct or restate, nor, to the knowledge of the Borrower, is there any basis for any correction or restatement of, any aspect of the Financial Statements.

7.1.27.3       Except as disclosed in Schedule 7.1.24.8

Taxes

[Redacted - commercially sensitive information]

7.1.27.4       Schedule 7.1.27.3, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Borrower or any of its Subsidiaries with unconsolidated entities or other Persons.

7.1.27.5       Grant Thornton LLP Chartered Accountants is the auditor of the Borrower and is “independent” as required under Securities Laws. There has never been a “reportable event” (within the meaning of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators) with the present or any former auditor of the Borrower.

7.1.27.6       The Borrower is in compliance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

7.1.28       Absence of Change. Except as disclosed in the Financial Statements, the Ruby Hill Acquired Entity Financial Statements or the Public Disclosure Documents as of the date hereof or as permitted by this Agreement after the date hereof, since December 31, 2020, there has been no event, change or effect which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect.

7.1.29       Related Party Transactions. Except as disclosed in a Schedule 7.1.29 hereto, or as otherwise disclosed in writing by the Borrower to the Administrative Agent prior to the date hereof or as permitted by this Agreement after the date hereof, no Project Entity has: (a) made any payment or loan to, or borrowed any moneys from or otherwise been indebted to, any Related Party thereof; or (b) been a party to any Contract with any Related Party thereof, other than independent contractor or indemnification agreements entered into with officers or directors of a Project Entity which, in the case of clause (a) or (b), remains in effect on the date hereof.

7.1.30       No Liabilities. No Project Entity has any material liabilities, contingent or otherwise, other than those reflected in the Financial Statements or the Ruby Hill Acquired Entity Financial Statements, as applicable.

7.1.31       Litigation. There are no Orders which remain unsatisfied against any Project Entity or consent decrees or injunctions to which any Project Entity is subject. Except as disclosed in Schedule 7.1.31, there are no material investigations, actions, suits or proceedings at law or in equity or by or before any Governmental Body pending or, to the knowledge of the Borrower, threatened against or directly affecting any Project Entity (or any of its properties or assets) or otherwise having a material impact on the ability of the Project Entity to develop or operate the Project and, to the knowledge of the Borrower, there is no ground on which any such action, suit or proceeding might be commenced.

7.1.32       Debt Instruments. No Project Entity has any Debt other than Permitted Debt.

7.1.33       No Subordination. There is no Contract to which a Project Entity is a party or by which it or any of its properties or assets may be bound that requires the subordination in right of payment of any of the Obligations under the Loan Documents to any other obligation of it.

7.1.34       Securities. The common shares of the Borrower are listed and posted for trading on the TSX and no order ceasing or suspending trading in any securities of the Borrower or prohibiting the sale or issuance of the common shares or the trading of any of the Borrower’s issued securities has been issued and no (formal or informal) proceedings for such purpose are pending or, to the knowledge of the Borrower, have been threatened. The Borrower has not taken any action which would reasonably be expected to result in the delisting or suspension of the common shares on or from the TSX and the Borrower is currently in compliance in all material respects with the rules and regulations of the TSX.

7.1.35       Regulatory Compliance.

7.1.35.1       The Borrower is a “reporting issuer” (or the equivalent) in each of the provinces in Canada and is not included on a list of defaulting reporting issuers maintained by the Securities Regulators. The Borrower has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer and has not received any notification from a Securities Regulator seeking to revoke the Borrower’s reporting issuer status.

7.1.35.2       All filings and fees required to be made and paid by the Borrower pursuant to Securities Laws have been made and paid when due.

7.1.35.3       Except as set forth in Schedule 7.1.35.3, since the date on which the Borrower became a "reporting issuer" under applicable Securities Laws, as of their respective filing dates, each of the Public Disclosure Documents complied with the requirements of applicable Securities Laws in all material respects and none of the Public Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There is no material change as of the date hereof relating to the Borrower which has occurred and with respect to which the requisite material change report has not been filed with the Securities Regulators and made publicly available on SEDAR. The Borrower has not filed any confidential material change report or other confidential report with any Securities Regulator or other Governmental Body which at the date hereof remains confidential.

7.1.35.4       Technical Disclosure.  The most recent estimated measured, indicated and inferred mineral resources and proven and probable mineral reserves disclosed in the Technical Reports and in the other technical reports disclosed in the Public Disclosure Documents for the Group Members’ mineral projects have been prepared and disclosed in accordance with accepted mining industry practices. The Borrower is in compliance, in all material respects, with the requirements prescribed by National Instrument 43-101 (as in effect on the date of publication of the relevant report or information). The Borrower has no knowledge that the mineral resources or mineral reserves (or any other material aspect of any technical reports) as disclosed in the Public Disclosure Documents were not, at the date of disclosure, inaccurate in any material respect. There are no outstanding unresolved comments of the TSX or any Securities Regulator in respect of the technical disclosure made in the Public Disclosure Documents. To the knowledge of the Borrower, there has been no material reduction in the aggregate amount of estimated mineral resources and reserves for the Group Members’ mineral projects from the amounts last disclosed publicly by the Borrower in the Public Disclosure Documents.

7.1.36       No Default. No Default or Event of Default has occurred and is continuing under any Loan Document or any Key Transaction Agreement.

7.1.37       Disclosure. All information which has been prepared by or on behalf of the Borrower relating to the Borrower and its Subsidiaries and disclosed in writing to the Administrative Agent or the Lenders is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading. All forecasts, projections and budgets which have been prepared by or on behalf of the Borrower relating to the Group Members and their Subsidiaries and the Projects and their respective businesses, properties and assets and delivered to the Administrative Agent or the Lenders represent the Borrower’s reasonable estimates and assumptions as to future performance, which the Borrower believes to be fair and reasonable as of the time made in the light of current and reasonably foreseeable business conditions. To the knowledge of the Borrower, there is no matter, thing, information, fact, data or interpretation thereof relative to the Group Members or their Subsidiaries or their respective businesses, properties and assets which could reasonably be expected to have a Material Adverse Effect that has not been disclosed to the Administrative Agent and Lenders.

7.1.38       Foreign Controls. The execution, delivery and performance of the Loan Documents by the Project Entities are, under applicable foreign exchange control regulations or metals control regulations of the jurisdiction in which each Project Entity is organized and existing, not subject to any notification or authorization except (a) such as have been made or obtained or (b) such as cannot be made or obtained until a later date (provided that any notification or authorization described in clause (b) shall be made or obtained as soon as is reasonably practicable and, to the knowledge of the Borrower, there is no reason that any such authorizations will not be obtained in the ordinary course).

7.2	Survival of Representations and Warranties

The representations and warranties made in this Agreement shall survive the execution and delivery of this Agreement and shall continue until payment in full of the Obligations notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or the Lenders.

Article 8
COVENANTS

8.1	Affirmative Covenants.

8.1.1       So long as any Obligations remain outstanding, and except as otherwise consented to by the Majority Lenders, the Borrower shall, and shall cause, as applicable, each of the Project Entities to:

(a)	duly and punctually pay the Obligations at the times and places and in the manner required by the terms of the Loan Documents;

(b)	maintain its corporate existence; keep proper books of account and records; maintain its corporate status in all jurisdictions where it carries on business; and operate its business and the Project in accordance with Good Industry Practice and in compliance, in all material respects, with the Mine Plan, Applicable Law, Project Authorizations, Other Rights, Material Contracts, the HSEC Policy, the Anti-Corruption Policy and the ICMM Guidelines;
(c)	except as otherwise permitted by this Agreement, maintain the Project Real Property in good standing, performing or causing to be performed all required assessment work thereon, paying or causing to be paid all concession, permit and license maintenances fees in respect thereof, paying or causing to be paid all rents and other payments in respect of leased properties forming a part thereof and otherwise maintaining the Project Real Property in compliance, in all material respects, with Applicable Law;
(d)	at all times during its business hours and with reasonable frequency upon reasonable prior written notice from the Administrative Agent or a Lender and at all times and with reasonable frequency and without notice if an Event of Default shall have occurred and be continuing, permit representatives of the Administrative Agent or a Lender, at the cost and expense of the Borrower, to enter into or onto its property, to inspect any of the Project Property and to examine its financial books, accounts and records and to discuss its financial condition with its senior officers and its auditors; provided the Lenders severally agree to indemnify and save the Group Members and their respective directors, officers, employees and agents harmless from and against any and all losses suffered or incurred by any of them as a result of the actions of such Lenders or its representatives or agents during any such visit except to the extent that such losses arise from the gross negligence or willful misconduct of such indemnified persons.
(e)	keep insured with financially sound and reputable insurance companies all of its property (including the Project Property) in amounts and against losses or damages, including property damage and public liability, on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses in the relevant jurisdictions;
(f)	provide the Administrative Agent promptly with such evidence of insurance as the Administrative Agent may from time to time reasonably require;
(g)	use all commercially reasonable efforts to obtain, as and when required, and preserve and maintain, all Authorizations (including environmental Authorizations), Other Rights and Material Contracts which are required to permit the Project Entities to (i) own, operate and maintain the Business and the Projects in the manner currently carried on, (ii) develop, and operate the Projects as contemplated by the Mine Plans and carry out the operation of commercial production transactions, and (iii) perform their obligations under the Loan Documents to which they are a party;

(h)	pay all Taxes as they become due and payable unless they are being contested in good faith by appropriate legal proceedings and, with respect to Taxes which are overdue, make arrangements satisfactory to the Administrative Agent regarding adequate provision for their payment;
(i)	conduct all environmental remedial activities which a Person acting in a commercially reasonable manner and in accordance with Good Industry Practice would perform in similar circumstances to meet its environmental responsibilities and conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of the Real Property owned or leased by them that the Administrative Agent may reasonably request, in each case as required by Environmental Laws, Project Authorizations, Other Rights, the ICMM Guidelines or by any Governmental Body;
(j)	(i) ensure that the only mining activities taking place on the Project Real Property are, in the case of the Ruby Hill Project, those under the control and direction of the Ruby Hill Owner, in the case of the Granite Creek Project, those under the control and direction of the Granite Creek Owner, in the case of the McCoy-Cove Project, those under the control and direction of the McCoy-Cove Owner and in the case of the Lone Tree Project, those under the control and direction of the Lone Tree Owner, in furtherance of the Projects, and (ii) develop and operate the Projects in compliance with the requirements of any environmental permit, Order or other Authorization in respect of the Project;
(k)	warrant and defend the right, title and interest of the Project Entities in and to any of the Project Property, and every part thereof, against the claims of any Person, subject only to Permitted Encumbrances;
8.2	Notifications to the Lenders.

8.2.1       The Credit Parties shall promptly notify the Lenders of the occurrence of:

(a)	any Default or Event of Default;
(b)	any material default by any party under or termination or threatened termination of any Material Contract, of which it becomes aware;
(c)	the loss of or material non-compliance with the terms of, or any threat (whether or not in writing) by a Governmental Body to revoke or suspend, any Material Project Authorization;
(d)	all material actions, suits and proceedings before any Governmental Body or arbitrator pending, or to the knowledge of the Borrower, threatened, against or directly affecting any Project Entity or the Projects, including any actions, suits, claims, notices of violation, hearings, investigations or proceedings pending, or to the knowledge of the Borrower threatened, against or affecting any Project Entity or with respect to the ownership, use, maintenance and operation of the Projects;

(e)	any violation or suspected violation of any Applicable Law by any Project Entity in any material respect;
(f)	any material damage to the Projects, and whether a Group Member has made, or plans to make, any insurance claims with respect thereto with respect to such damage;
(g)	any non-compliance by any Group Member with the ICMM Guidelines or the HSEC Policy in any material respect, or by any Group Member with the Anti-Corruption Policy in any material respect;
(h)	any material disputes or disturbances pertaining to the Projects involving local communities, including, without limitation, any Aboriginal group;
(i)	any material labour disruption involving the workforce at the Projects;
(j)	any event, circumstance or fact that could reasonably be expected to give rise to a “Seller Event of Default” as defined under the Stream Agreement, or any event or condition which, upon notice, lapse of time, or both, would constitute a “Seller Event of Default” as defined under the Stream Agreement, or any other agreement in respect of Debt of any Project Entity in a principal amount of $[Redacted - commercially sensitive information] or more without giving effect to any amendments or waivers from the creditor party thereunder; and
(k)	any other condition or event which has resulted, or that could reasonably be expected to result, in a Material Adverse Effect,

in each case, accompanied by an Officer’s Certificate of the Borrower setting forth details of the occurrence referred to therein.

8.2.2       The Credit Parties shall promptly notify the Lenders, including in the notification the intended action to be taken by them, upon:

(a)	any material claim, complaint, notice or order under any Environmental Laws affecting any Project Entity or any Project;
(b)	learning of the existence of Hazardous Substances located on, above or below the surface of any land which any Project Entity occupies or controls, except those being stored, used or otherwise handled in compliance with Environmental Laws, or contained in the soil or water constituting such land, in each case which could reasonably be expected to have a material impact on the Project Entities’ ability to carry on the Business and to develop or operate the Projects;
(c)	the occurrence of any reportable release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Substances that has occurred on or from such land which could reasonably be expected to have a material impact on any Project Entities’ ability to carry on the Business and to develop or operate the Projects;

(d)	the occurrence of any change in business activity conducted by it which involves the storage, use or handling of Hazardous Materials or wastes or increases its environmental liability in any material manner; and
(e)	any proposed change in the use or occupation of the Project Real Property which may have a material impact on the Project Entities’ ability to carry on the Business develop and to operate the Projects;

8.2.3       The Project Entities shall promptly notify the Lenders of (a) any new Material Contracts or any amendment or revision to any existing Material Contract, and (b) any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization, and in the case of both clauses (a) and (b) above, forthwith provide a true and complete copy of the same to the Lenders in accordance with Section 8.4.

8.2.4       As soon as practicable following a request thereof from the Administrative Agent, the Credit Parties shall provide any financial information, financial statements, budgets, forecasts, projections, lists of property and accounts and other statements as the Administrative Agent may reasonably request from time to time, including copies of any Tax Returns and any other elections, remittance forms or other documents filed by a Group Member pursuant to any legislation which requires a Group Member to pay, withhold, collect, or remit amounts.

8.3	Other Reports.

The Credit Parties shall promptly deliver or furnish, or cause to be delivered or furnished, to the Lenders a copy of any material reports, certificates, documents and notices relating to the Projects which are delivered by a Group Member under other Key Transaction Agreements to the extent not already delivered to the Lenders under the Loan Documents.

8.4	Material Contracts, Material Project Authorizations and Mine Plan.

8.4.1       The Credit Parties shall promptly deliver or furnish, or cause to be delivered or furnished, to the Lenders a copy of:

(a)	any new Material Contract or any amendment or revision to any existing Material Contract;
(b)	any new Material Project Authorization or any amendment, revision, reissuance or replacement of any existing Material Project Authorization;
(c)	any amendment, revision or supplement to or replacement of the Mine Plan (provided that any such amendment, revision, supplement or replacement shall be subject to Section 8.10.1(s));
(d)	any new technical reports or updated mineral reserve and mineral resource estimates produced that pertain to the Project Real Property, or any material engineering or technical studies relating to the Projects; and

(e)	any material reports, certificates, documents and notices relating to the Projects which are delivered to any Group Member by or on behalf of any third-party consultant or contractor.
8.5	Quarterly Reporting.

8.5.1       As soon as available and in any event within forty-five (45) days after the end of each Fiscal Quarter of each Fiscal Year, the Borrower shall deliver to the Lenders:

(a)	a Quarterly Operations Report and a Quarterly Production Report;
(b)	a copy of the Borrower’s quarterly unaudited consolidated financial statements for such Fiscal Quarter, and the parties agree that the making of such documents publicly available on the Borrower’s SEDAR profile satisfies the delivery requirements under this Section 8.5.1(a); and
(c)	a Compliance Certificate.
8.6	Annual Reporting.

8.6.1       As soon as available and in any event within ninety (90) days after the end of each Fiscal Year, the Borrower shall deliver to the Lenders:

(a)	a copy of the Borrower’s audited annual consolidated financial statements for such Fiscal Year and the parties agree that the making of such documents publicly available on the Borrower’s SEDAR profile satisfies the delivery requirements under this Section 8.6.1(a);
(b)	a Compliance Certificate; and
(c)	an Officer’s Certificate of the Borrower listing the types of insurance coverages in effect for the Project Entities and stating the amounts of such insurance and the applicable deductibles under such insurance.

8.6.2       As soon as available and in any event by no later than March 15 of each calendar year, the Borrower shall deliver to the Lenders an Annual Operations Report in respect of the immediately preceding calendar year.

8.6.1       As soon as available and in any event by no later than November 30 of each calendar year, the Borrower shall deliver to the Lenders an Annual Forecast Report in respect of the upcoming calendar year, provided, however, that if the content of such report is dependent on information to be provided by third parties which has not been provided by such third parties within a reasonable period prior to November 30, the Borrower shall use its commercially reasonable efforts to provide such report as soon as possible after November 30, but shall, in any event, provide such report by December 15.

8.7	Corporate Policies.

8.7.1       On or prior to December 31, 2021, a senior officer of each Project Entity shall have executed and delivered to the Lenders a certificate, in form and substance satisfactory to the Administrative Agent, acting reasonably, that the Project Entities, including without limitation, in the conduct of operations at the Projects, have been and are in compliance in all material respects with the ICMM Guidelines.

8.7.2       Subject to Section 8.7.1, (a) the Borrower shall (i) at all times maintain the HSEC Policy and shall periodically review and update the HSEC Policy to ensure that it is consistent with the ICMM Guidelines and Good Industry Practice as it pertains to health, safety, environmental, community and related operational matters, (ii) ensure that all operations in respect of the Projects comply in all material respects with the ICMM Guidelines and the HSEC Policy, and (iii) keep, or cause the Project Entities to keep, all relevant documentation in order for the Lenders to verify such compliance. (b) In the event of any non-compliance with Environmental Law, the ICMM Guidelines or the HSEC Policy, the Borrower shall, or shall cause the appropriate Project Entity to, develop and implement a Corrective Action Plan acceptable to the Administrative Agent, acting reasonably. The Borrower, and shall cause the other Project Entities to, upon the request of the Administrative Agent, acting reasonably, provide the Lenders with any information relating to measures or monitoring undertaken by or on behalf of the Project Entities under Environmental Law, the ICMM Guidelines, the HSEC Policy or any Corrective Action Plan.

8.7.3       The Borrower shall, and the Borrower shall cause all of the Group Members to, at all times comply with the Anti-Corruption Policy, and shall immediately notify the Administrative Agent upon becoming aware of any breach or suspected breach of the Anti-Corruption Policy. The Borrower shall not, without the prior written consent of the Lenders, acting reasonably, amend, terminate, replace or otherwise vary the Anti-Corruption Policy.

8.8	Changes to Accounting Policies.

If there is any material change in a period to the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements or components thereof as compared to any previous period, the Borrower shall provide the Lenders with all information which the Lenders reasonably require relating to the impact of any such material change on the comparability of the reports provided to the Lenders after any such material change to previous reports. Until the Administrative Agent has approved such material change in writing, the Borrower shall continue to prepare and provide any reports to the Lenders hereunder in accordance with the accounting policies, practices and calculation methods in effect prior to such material change.

8.9	Common Shares Issuable upon Conversion.

8.9.1       The Borrower shall:

(a)	at all times reserve and keep available out of its authorized Common Shares solely for the purpose of issue and delivery upon the conversion of any amounts under this Agreement, and conditionally allot to the Lenders, such number of Common Shares as shall then be issuable upon the conversion of any amounts under this Agreement which may be converted into Common Shares. The Borrower covenants with the Lenders that all Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable;

(b)	comply with all Applicable Securities Laws and the rules of the TSX (or any other stock exchange on which the Common Shares are then listed) relating to the issue and delivery of Common Shares upon the conversion of any amounts under this Agreement of the Loan, obtain any regulatory approval in respect thereof as may be required pursuant to such laws and rules, and use commercially reasonable efforts to cause to be listed and posted for trading such Common Shares on the TSX (or any and each other stock exchange on which the Common Shares are then listed) prior to the issuance thereof; and
(c)	take all such reasonable steps and actions and do all such things as may be necessary to maintain the listing and posting for trading of the Common Shares on the TSX (or any and each other stock exchange on which the Common Shares are then listed) and maintain its status as a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in all provinces of Canada.
8.10	Negative Covenants.

8.10.1       Except as otherwise provided in this Agreement, so long as any Obligations remain outstanding the Borrower shall not, and shall not permit any Project Entity to, without the prior written consent of the Majority Lenders:

(a)	enter into any transaction or series of related transactions or any document or agreement related thereto whereby (i) all or substantially all of the equity interests in a Project Entity, or (ii) all or substantially all of the Project Property, would directly or indirectly become the property of any other Person;
(b)	(i) use, or authorize the use of, any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity;(ii) make, or authorize the making of, any direct or indirect unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic or foreign government official or employee from corporate funds; or (iii) violate any provision of AML Legislation, Anti-Corruption Laws or any applicable Sanctions;
(c)	dispose of all or any part of the Project Property except pursuant to a Permitted Asset Disposition;
(d)	make any payment of royalties in respect of Minerals from the Ruby Hill Project Real Property or the Granite Creek Project Real Property, other than the amounts required by the Royalties, or enter into any royalty, stream financing or similar agreement with any other Person in relation to the Ruby Hill Project Real Property or the Granite Creek Project Real Property, other than the Royalties, the Stream Agreement and the Offtake Agreement;

(e)	use the proceeds of the Facility for any purpose other than in accordance with Section 2.3;
(f)	create, incur, assume or suffer to exist any Encumbrance upon all or any part of the Project Property, whether now owned or hereafter acquired, other than Permitted Encumbrances;
(g)	make any Restricted Payment other than Permitted Restricted Payments provided that, except with respect to payments of contingent consideration by the Seller or the Lone Tree Owner under the Lone Tree Exchange Agreement, the Lone Tree Contingent Consideration Agreement or the Lone Tree Guarantee, no Default or Event of Default has occurred and is continuing or will result from such Restricted Payment;
(h)	enter into any agreement or arrangement or take any action which restricts or purports to restrict the ability of (i) any Credit Party to pay dividends or make any other distributions to any Credit Party or repay Debt owing to any Credit Party, or (ii) any Project Entity to deliver Minerals or perform its other obligations under this Agreement, the Offtake Agreement, the Prepay Agreement or the Stream Agreement (other than this Agreement, the Stream Agreement, the Prepay Agreement and the Offtake Agreement);
(i)	create, incur, assume, or otherwise become directly or indirectly liable upon or in respect of, or suffer to exist, any Debt other than Permitted Debt;
(j)	enter into any hedge instrument or incur any hedge obligations unless such hedge obligations are pursuant to Permitted Hedging Arrangements;
(k)	except as otherwise expressly contemplated by this Agreement or the Silver Stream Agreement, provide Financial Assistance, either directly or indirectly, to any Person other than (i) the Borrower on an unsecured basis in favour of another Project Entity or a Subsidiary in connection with a Plant, or (ii) Debt in respect of surety or completion bonds, standby letters of credit or letters of guarantee securing mine closure, asset retirement and environmental reclamation obligations of the Owners to the extent required by Applicable Laws or a Governmental Body; provided exclusively with respect to the Mc-Coy Cove Project, Premier Gold shall not be restricted from providing Financial Assistance provided such Financial Assistance is not derived from the proceeds of the Loan, and provided further such Financial Assistance would not reasonably be expected to (a) result in a Material Adverse Effect, (b) impair the ability of the Lenders to perform and comply with their obligations under the Stream Documents, or (c) materially impair the ability of the Project Entities to construct, develop and operate the Projects in accordance with the Construction Budget, the Project Schedule and the Mine Plan;

(l)	make any Investments, except: (i) Investments in another Project Entity or a Subsidiary in connection with, and for the sole purpose of the development or maintenance of a Plant (or assets acquired pursuant to a Permitted Acquisition), provided that if such Investment is by way of Debt, such Debt must be Subordinated Intercompany Debt; (ii) short term Investments in money market instruments with remaining maturities of twelve (12) months or less at the date of purchase including securities issued by government agencies, and term deposits and bank accounts with financial institutions provided that such short-term Investments are readily convertible to cash; (iii) Investments under Permitted Hedging Arrangements; or (iv) Investments by the Borrower or Premier Gold (other than Investments in another Project Entity or a Subsidiary): (i) in which the business of the entity in which the Investment is made is engaged in the exploration or mining of base or precious metals or such other line of business as is substantially similar, ancillary or related thereto or a reasonable extension thereof, and (ii) to the extent such Investment is not made in connection with the development, expansion or working capital requirements of one or more of the Projects, the consideration paid for such Investment shall not be derived from the proceeds of the Loan, and provided further such Investment would not reasonably be expected to (a) result in a Material Adverse Effect, (b) impair the ability of the Credit Parties to perform and comply with their obligations under the Loan Documents, or (c) materially impair the ability of the Project Entities to construct, develop and operate the Projects in accordance with the Construction Budget, the Project Schedule and the Mine Plan.

(m)	not permit Owners to change in any material respect the nature of its business or operations from the Business, nor engage directly or indirectly in any material business activity, or purchase or otherwise acquire any material property, in either case, not related to or in furtherance of the conduct of the respective Project or the Buffalo Mountain Project, or as reasonably required to perform its obligations under the Key Transaction Agreements;
(n)	not permit the Owners to have any material liabilities other than pursuant to the Key Transaction Agreements or Permitted Debt;
(o)	not permit any Group Member (other than the Owners) to acquire, own or hold any minerals produced from Project Real Property;
(p)	make any Acquisitions other than Permitted Acquisitions;
(q)	directly or indirectly purchase, acquire or lease any property from, or sell, transfer or otherwise Dispose of any property to, or otherwise deal or enter into any agreement with, any Related Party (other than a Credit Party), except in the ordinary course of and pursuant to the reasonable requirements of such Person’s business and upon fair and reasonable terms that are no less favourable to the Project Entities than those that could be obtained in an arm’s length transaction with a Person that is not a Related Party;
(r)	enter into any transaction to change or reorganize its capital structure or materially amend its articles, by laws or any other constating documents in a manner that prejudices the Lenders;

(s)	change its Fiscal Year; and
(t)	take any action that would make it impractical or impossible a Project Entity to deliver (i) Refined Gold (as defined in the Offtake Agreement) pursuant to the Offtake Agreement or (ii) Refined Silver (as defined in the Stream Agreement) pursuant to the Stream Agreement.

Article 9
Conditions Precedent

9.1	Conditions Precedent to Effectiveness.

9.1.1       The effectiveness of this Agreement and the obligations of the Lenders hereunder are subject to satisfaction by the Borrower and the other Credit Parties of each of the following conditions precedent, which conditions precedent are for the sole and exclusive benefit of the Lenders and may be waived in writing by the Lenders:

(a)	no Default or Event of Default shall have occurred and be continuing nor shall there be any such Default or Event of Default after giving effect to this Agreement and the other Key Transaction Agreements;
(b)	the Project Entities shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date;
(c)	all representations and warranties of the Project Entities made in or pursuant to this Agreement and the other Loan Documents shall be true and correct on the Closing Date;
(d)	since December 31, 2020, there shall have been no event, change or effect which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect;
(e)	the Borrower shall have delivered, or caused to be delivered to the Administrative Agent, all of the following (in each case in form and substance satisfactory to the Lenders):
(i)	an executed copy of (A) this Agreement, (B) a Guarantee executed by each of the Guarantors; and (C) the Subordination and Postponement of Claims by the Project Entities;
(ii)	Officer’s Certificates of the Credit Parties certifying (A) the articles and bylaws (or equivalent) of such Person, as applicable, (B) the incumbency of signing officers of such Person, and (C) the corporate resolutions (or equivalent) of such Person, as applicable, approving the execution, delivery and performance of such Person’s obligations under each of the Loan Documents to which it is a party and the consummation of the transactions contemplated thereunder;

(iii)	a certificate of status, compliance, good standing or like certificate with respect to each Credit Party issued by the appropriate government official in the jurisdiction of its incorporation;
(iv)	an Officer’s Certificate of each the Borrower, certifying the matters set out in Sections 9.1.1(a) through 9.1.1(d) and Section 9.1.1(g) through 9.1.1(h) and Section 9.1.1(j);
(v)	a copy of the Mine Plans;
(vi)	a copy of the Anti-Corruption Policy and the HSEC Policy satisfactory to the Administrative Agent;
(vii)	a customary legal opinion dated the Closing Date addressed to the Administrative Agent and the Lenders, in form and substance satisfactory to the Administrative Agent and Lenders’ counsel, acting reasonably, from counsel to the Credit Parties with respect to this Agreement and the transactions contemplated by the Loan Documents;
(viii)	certified copies of (A) the Lone Tree Exchange Agreement, the Ruby Hill Acquisition Agreement and related assignment agreements, and (B) the Project Agreements, Project Authorizations and Material Contracts that have been obtained or entered into as of the Closing Date;
(ix)	such other documentation as the Administrative Agent may reasonably request in form and substance satisfactory to the Lenders, acting reasonably.
(f)	the Key Transaction Agreements shall have been entered into by the parties thereto and shall be in full force and effect;
(g)	the Ruby Hill Acquisition shall have been completed in accordance with the Ruby Hill Acquisition Agreement have occurred;
(h)	the transactions contemplated by the Lone Tree Exchange Agreement shall have occurred or shall occur concurrently with advancing the Loan hereunder;
(i)	each of the Lenders shall have concluded its technical, legal, and financial due diligence, and conducted a site visit to the Project with results in form and substance satisfactory to it;
(j)	the Borrower shall have certified to the Lenders that all Debt (other than Permitted Debt) of the Ruby Hill Acquired Entity has been, or upon completion of the Ruby Hill Acquisition will be, repaid, redeemed or defeased in full or otherwise satisfied and extinguished in full, and all existing commitments and Encumbrances (other than Permitted Encumbrances) in connection with any such existing Debt have been terminated and released;

(k)	no preliminary or permanent injunction or other order issued by a Governmental Body, and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Body, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated by the Key Transaction Agreements shall be in effect;
(l)	no action or proceeding, at law or in equity, shall be pending or threatened by any Person or Governmental Body to restrain, enjoin or prohibit the consummation of the transactions contemplated by the Key Transaction Agreements;
(m)	all approvals, consents, Orders and Authorizations necessary for the completion of the transactions contemplated by the Loan Documents and the Key Transaction Agreements shall have been obtained including the other consents referred to in Schedule 7.1.4, as well as the approval of the TSX of the Key Transaction Agreements, the issuance and listing of the conversion shares subject to only customary listing conditions;
(n)	all amounts and fees payable to or for the account of the Administrative Agent or the Lenders that are due and payable (including the fees and disbursements of Lenders’ counsel in each of the applicable jurisdictions) shall have been paid or arrangements, satisfactory to the Lenders, shall be in place to pay such amounts and fees;
(o)	evidence satisfactory to the Administrative Agent that all Material Project Authorizations required for the then current stage of development as contemplated by the Mine Plans have been obtained and that the applicable Owner has complied with all conditions provided for therein.

Article 10
Events of Default and Remedies

10.1	Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default”:

(a)	the Borrower fails to pay any amount of principal due hereunder by the due date thereof or interest due hereunder within two (2) Business Days of the due date thereof, or any fees or other Obligations within five (5) Business Days of the due date thereof;
(b)	there is a breach of any other term, condition or provision of this Agreement, or any of the provisions of any other Loan Document not specified in this Section 10.1, and such breach remains unremedied for a period of fifteen (15) Business Days after the earlier of (i) written notice by the Administrative Agent to the applicable Credit Party, and (ii) the applicable Credit Party becoming aware of such breach;

(c)	any Credit Party or any Person that is a party to any Loan Document makes any representation or warranty under any Loan Document which is incorrect or incomplete when made or deemed to be made (except to the extent any such representation or warranty expressly relates to an earlier date, and in such case, shall be true and correct on and as of such earlier date) or, to the extent such representation or warranty is not already qualified by materiality, such representation or warrant is incorrect or incomplete in any material respect when made or deemed to be made;
(d)	any Credit Party ceases or threatens to cease to carry on its business or admits its inability, or fails, to pay its debts generally as they become due;
(e)	any Credit Party (i) fails to make any payment when such payment is due and payable to any Person in relation to any Debt having a principal amount in excess of $[Redacted - commercially sensitive information], and any applicable grace period in relation thereto has expired, or (ii) defaults in the observance or performance of any other agreement or condition in relation to any such Debt or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs or condition exists, the effect of which default or other condition, if not remedied within any applicable grace period, would be to cause, or to permit the holder of such Debt to declare such Debt to become due prior to its stated maturity date;
(f)	any Credit Party becomes bankrupt, whether voluntarily or involuntarily, or becomes subject to any proceeding seeking liquidation, arrangement, monitorship, relief of creditors or the appointment of a receiver or trustee over any of the Project Property, and such proceeding is not contested by the applicable Credit Party diligently, in good faith and on a timely basis and dismissed or stayed within thirty (30) days of its commencement or issuance (for greater certainty, such thirty (30) day grace period shall not apply if the applicable Credit Party becomes bankrupt voluntarily or any such proceedings are initiated by any Group Member);
(g)	an order is made, or a resolution is passed for the winding up, liquidation or dissolution of any Credit Party;
(h)	the occurrence of any “Seller Event of Default” as defined in the Stream Agreement, without giving effect to any amendments or waivers from the stream purchasers thereunder;
(i)	any Loan Document is repudiated or contested by any Credit Party in whole or in part, ceases to be in full force and effect, or is invalidated or rendered unenforceable by any act, regulation or governmental action or is determined to be invalid by a court or other judicial entity;
(j)	a final judgment, order, writ of execution, garnishment or attachment or similar process for an amount in excess of $[Redacted - commercially sensitive information] is issued or levied against any Credit Party or any material portion of the Project Property;

(k)	all or any portion of the Project Property is sold, transferred, Encumbered or assigned without the consent of the Lenders (other than pursuant to a Permitted Asset Disposition, other Disposition expressly permitted hereunder or Permitted Encumbrance, as applicable);
(l)	an Encumbrancer or any other Person takes possession of a material portion of the Project Property or by appointment of a receiver, receiver and manager, or otherwise;
(m)	the audit report to the financial statements of the Borrower are qualified in any material respect which is unacceptable to the Administrative Agent, acting reasonably;
(n)	except as specifically permitted in this Agreement, the Borrower or any Credit Party takes or seeks to take any action to (i) abandon all or any material portion of the Project Property, (ii) put the Project on care and maintenance, or (iii) otherwise suspend development or mining operations at the Project (other than temporary suspensions for sound operational reasons not to exceed three (3) months);
(o)	any Governmental Body directly or indirectly condemns, expropriates, nationalizes, seizes or appropriates any Credit Party or any material property which relates to or forms part of the Project Property;
(p)	either (i) the Owners fail to maintain mining operations at any Project, (ii) any Governmental Body imposes or enforces formal or de facto exchange or currency controls or restrictions on export of metal, or (iii) any other factor or circumstance occurs which in any such case, in the sole opinion of the Administrative Agent, makes it impractical or impossible for the Borrower to make the required payments or gold deliveries hereunder (including mandatory prepayments), for any Project Entity to perform the obligations under the Offtake Agreement or the Stream Agreement, or for any Project Entity to otherwise perform its obligations under the Loan Documents;
(q)	any Project Entity fails to obtain, or loses the right to, or benefit of, a Material Project Authorization, or any Authorization (including TSX approval) in respect of the transactions contemplated by the Key Transaction Agreements is modified in a manner adverse in a material respect to the Lenders;
(r)	(i) any Group Member, or any director or officer of any Group Member, has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any Sanctions, or (ii) any employee or agent of any Group Member has breached, or is charged with breaching, any AML Legislation, any Anti-Corruption Laws or any Sanctions, unless either (A) such Group Member’s relationship with such employee or agent is terminated within ten (10) days of acquiring actual knowledge of such breach or charge, or (B) such Group Member takes such other action to remedy such breach or charge as may be acceptable to the Administrative Agent within ten (10) days of acquiring actual knowledge of such breach or charge and thereafter continues to take such action as may be acceptable to the Administrative Agent; or

(s)	a default occurs in the making of any Waterton Payment when required to be made, or any breach or default occurs under any agreement or instrument governing, evidencing, securing or otherwise relating to any Waterton Payment, including any Waterton Subordination Agreement; or
(t)	the occurrence of a Material Adverse Effect; or
(u)	a material default occurs and is continuing under the Subscription Agreement after giving effect to any cure period thereunder.
10.2	Remedies Upon Default.

10.2.1       Upon the occurrence of an Event of Default under Sections 10.1(d), 10.1(e), 10.1(f) or 10.1(h), to the extent permitted by Applicable Law, the Obligations shall automatically and immediately become due and payable and, upon the occurrence of and during the continuance of any other Event of Default, the Administrative Agent as instructed by the Majority Lenders may, by notice given to the Borrower declare all Obligations to be immediately due and payable and, in either case, the Administrative Agent, to the extent permitted by Applicable Law take such actions and commence such proceedings as may be permitted at law or in equity (whether or not provided for herein) at such times and in such manner as the Administrative Agent, in its sole discretion, may consider expedient, all without any additional notice, presentment, demand, protest, notice of protest, dishonour or any other action except as required by law. The rights and remedies of the Administrative Agent and the Lenders hereunder are cumulative and are in addition to and not in substitution for any other rights or remedies provided by Applicable Law or by any of the other Loan Documents.

10.3	Set-Off.

Upon the occurrence and during the continuance of an Event of Default, the Lenders may, without notice to the Borrower or to any other Person, combine, consolidate and merge all or any of the Credit Parties’ accounts with, and liabilities to, the Lenders and set off, any indebtedness and liability of the Lenders to any Credit Party, matured or unmatured, against and on account of the Obligations when due.

10.4	Application of Proceeds.

10.4.1       Any funds realized by Administrative Agent during the continuance of an Event of Default, shall be applied, subject to Applicable Law, in full or in part, together with any other sums then held by the Administrative Agent pursuant to this Agreement, promptly by the Administrative Agent as follows:

(a)	first, to the payment of all reasonable costs and expenses, fees, commissions and taxes of such sale, collection or other realization including compensation to its agents and counsel, and all expenses, liabilities and advances made or incurred by the Administrative Agent in connection therewith and all amounts for which the Administrative Agent is entitled to indemnification pursuant to the provisions of any Loan Document, together with interest at the Default Rate from and after the date such amount is due, owing or unpaid until paid in full;
(b)	second, to the payment in full in cash of all amounts owing in respect of interest and fees under this Agreement;
(c)	third, to the payment in full in cash, pro rata, of the principal and other remaining obligations hereunder and all other Obligations, in each case equally and rateably in accordance with the respective amounts thereof then due and owing; and
(d)	fourth, the balance, if any, to the Person lawfully entitled thereto (including the applicable Credit Party) or as a final and non-appealable judgment of a court of competent jurisdiction may direct.

Article 11
Administrative Agent

11.1	Agency.

11.1.1       Appointment and Authority. Each Lender hereby appoints OMF Fund III (F) Ltd. as Administrative Agent to act on its behalf as Administrative Agent under this Agreement and under the other Loan Documents and authorizes the Administrative Agent in such capacity to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article 11 are solely for the benefit of the Lenders and no Credit Party shall have rights as a third party beneficiary of any of such provisions.

11.1.2       Exculpatory Provisions.

11.1.2.1       The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a)	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing;
(b)	shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Group Member or any of its Affiliates that is communicated to or obtained by it or any of its Affiliates in any capacity.

11.1.2.2       The Administrative Agent shall not be liable for any action taken or not taken by it in such capacity in the absence of its own gross negligence or wilful misconduct.

11.1.3       Indemnification of the Administrative Agent. Each Lender agrees to indemnify the Administrative Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Administrative Agent in its capacity as such in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the Administrative Agent’s gross negligence or wilful misconduct.

11.1.4       Non-Reliance on Administrative Agent. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any of its Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

11.1.5       Collective Action of the Lenders. Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Loan Documents to the Administrative Agent are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Majority Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 12.2 of this Agreement). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action thereunder including, without limitation, any declaration of default, but that any such action shall be taken only by the Administrative Agent on the instruction of the Majority Lenders (or such number or percentage of the Lenders as shall be expressly provided for in Section 12.2 of this Agreement). Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall cooperate fully with the Administrative Agent to the extent requested by the Administrative Agent.

11.1.6       Replacement of Administrative Agent. In the event that the Administrative Agent ceases to hold at least 50% of the Principal Amount, the Majority Lenders may (and, if requested by the outgoing Administrative Agent, shall within thirty (30) days of such request) appoint a new administrative agent to be the Administrative Agent for the Lenders and this Agreement shall be amended or supplemented to provide for such appointment.

11.1.7       Payments. While no Event of Default is continuing, the Borrower shall make all payments required to be made under this Agreement directly to the Lenders pursuant to any payment instructions provided by the Lenders to the Borrower. Following an Event of Default that is continuing, provided the Administrative Agent has declared all Obligations immediately due and payable, all payments shall be made to the Administrative Agent for distribution to the Lenders according to the Applicable Percentage. If any Lender, by exercising any right of setoff or counterclaim or otherwise (including without limitation pursuant to Section 10.3 of this Agreement), obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Loan and accrued interest thereon or other Obligations greater than its Applicable Percentage thereof, then the Lender receiving such payment or other reduction shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loan and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the Applicable Percentage owing to them, provided the provisions of this Section shall not be construed to apply to (x) any payment made in respect of an obligation that is secured by a Permitted Encumbrance or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (y) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender, or (z) any payment to which such Lender is entitled in its capacity as a party to any Key Transaction Agreement other than a Loan Document.

Article 12
General

12.1	Reliance and Non-Merger.

All covenants, agreements, representations and warranties any Credit Party made herein or in any other Loan Document or in any certificate or other document signed by any of its directors or officers and delivered by or on behalf of any Credit Party pursuant hereto or thereto are material, shall be deemed to have been relied upon by the Administrative Agent and each Lender notwithstanding any investigation heretofore or hereafter made by the Administrative Agent, the Lenders or Lenders’ counsel or any employee or other representative of any of them and shall survive the execution and delivery of this Agreement and the other Loan Documents until all Obligations owed to the Administrative Agent or the Lenders under this Agreement and the other Loan Documents shall have been satisfied and performed and the Lenders shall have no further obligation to make the Loan hereunder.

12.2	Amendment and Waiver.

12.2.1       No amendment or waiver of any provision of this Agreement or any other Loan Document or consent to any departure by any Credit Party from any provision hereof or thereof is effective unless it is in writing and signed by the Majority Lenders or the Administrative Agent upon the instructions of the Majority Lenders, and the relevant counterparty to such document, provided no such amendment, waiver or consent shall:

(a)	increase the Principal Amount;
(b)	subject any Lender to any additional obligation;
(c)	extend the Maturity Date;

(d)	reduce the principal or amount of, or rate of interest on, directly or indirectly, any Loan outstanding or any fees;
(e)	postpone any date fixed for any payment of principal of, or interest on, the Loan or any fees;
(f)	change the percentage of Applicable Percentage;
(g)	alter the manner in which payments are shared under the terms of this Agreement;
(h)	permit any termination of all or any substantial part of the Guarantees or release all or any substantial part of the Guarantees;
(i)	reduce the priority of any payment obligation of the Borrower under this Agreement or any other Loan Document;
(j)	change or amend the Conversion Price, or the method of calculating same, other than as provided for herein; or
(k)	amend the terms of this Section 12.2 or the definition of Majority Lenders or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, in each case without the prior written consent of each Lender. Such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given. The Administrative Agent shall provide the other Lenders with copies of all amendments, waivers and consents provided by the Administrative Agent with respect to any provisions of this Agreement or any other Loan Document promptly upon the execution thereof.

12.3	Notices.

12.3.1       Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be given by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the day of sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below. Notices of change of address shall also be governed by this Section. Notices and other communications shall be addressed as follows:

(a)	if to any Credit Party:

[Redacted - personal information]

with a copy to (which shall not constitute notice)

[Redacted - personal information]

(b)	if to the Administrative Agent:

OMF Fund III (F) Ltd.

[Redacted - personal information]

with a copy to (which shall not constitute notice):

[Redacted - personal information]

or at such other address, facsimile number or email address as a party hereto from time to time directs in writing to the other parties hereto.

(c)	if to the Lenders, at the addresses noted on Schedule A or in any acknowledgement agreement executed pursuant to Section 12.5.4; and

12.3.2       Any notices and communications given in respect of this Agreement must be given in the English language, or if given in any other language, that notice or communication must be accompanied by an English translation of it, which must be certified as being a true and correct translation of the notice or communication.

12.4	Further Assurances.

Whether before or after the happening of an Event of Default, the Borrower shall at its own expense do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this Agreement and the other Loan Documents as the Administrative Agent may reasonably request from time to time for the purpose of giving effect to the terms of this Agreement and the other Loan Documents.

12.5	Assignment.

12.5.1       This Agreement and the other Loan Documents shall enure to the benefit of and be binding upon the parties hereto and thereto, their respective successors and any permitted assignee of some or all of the parties’ rights or obligations under this Agreement and the other Loan Documents as permitted under this Section.

12.5.2       The Borrower shall not assign all or any part of its rights, benefits or obligations under this Agreement or any of the other Loan Documents without the prior written consent of the Lenders, which may be unreasonably withheld.

12.5.3       A Lender may assign or transfer all or any part of its rights in respect of the Obligations, this Agreement and any of the other Loan Documents to or in favour of any Person and have its corresponding obligations hereunder and thereunder assumed by such Person.

12.5.4       Any assignment made hereunder shall become effective when the Borrower has been notified thereof by the Administrative Agent and the Lenders have received an acknowledgement from the assignee Lender to be bound by this Agreement and the other Loan Documents. Any such assignee shall be treated as a party to this Agreement for all purposes of this Agreement and the other Loan Documents and shall be entitled to the full benefit hereof and thereof and shall be subject to the obligations of the Lenders to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the Lender making such assignment shall be released and discharged accordingly.

12.5.5       The Lenders may provide to any permitted assignee or transferee such information, including confidential information, concerning this Agreement, the other Loan Documents and the financial position and the operations of the Project Entities as, in the reasonable opinion of the Lenders, may be relevant or useful in connection with this Agreement, the other Loan Documents or any portion thereof proposed to be acquired by such assignee or transferee, provided each recipient of such information agrees not to disclose such information to any other Person except as permitted pursuant to Section 12.9.1(e).

12.5.6       In connection with any assignment pursuant to this Section 12.5, the Borrower agrees to enter into such documents as may reasonably be required by a Lender to evidence such assignment.

12.6	Judgement Currency

12.6.1       If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to the Lenders in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such Lenders could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Law, on the day on which the judgment is paid or satisfied.

12.6.2       The obligations of the Borrower in respect of any sum due in the Original Currency from it to any Lender under any of the Loan Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lenders of any sum adjudged to be so due in the Other Currency, the Lenders may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lenders in the Original Currency, the Borrower agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Lenders against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lenders in the Original Currency, the Lenders shall remit such excess to the Borrower.

12.7	Severability.

If any provision of this Agreement is determined to be invalid, illegal or unenforceable, this Agreement shall be interpreted as if such provision had not been a part hereof so that the invalidity, illegality or unenforceability shall not affect the validity, legality, or enforceability of the remainder of this Agreement which shall be construed as if this Agreement had been executed without such provision. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated in this Agreement are fulfilled to the extent possible.

12.8	Entire Agreement.

This Agreement and the other Loan Documents constitute the entire agreement between the parties pertaining to the subject matter described herein and therein. There are no warranties, conditions or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement and the other Loan Documents. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneously with, or after the entering into of this Agreement and the other Loan Documents, or any amendment or supplement thereto, by any party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, to any other party to this Agreement or any of the other Loan Documents or its directors, officers, partners, employees or agents, where applicable, except to the extent that the same has been reduced to writing and included as a term of this Agreement or any of the other Loan Documents.

12.9	Confidentiality.

12.9.1       The Credit Parties, the Administrative Agent and the Lenders each agree that it shall maintain as confidential and, without the prior written consent of the relevant party(ies), shall not disclose the terms of this Agreement and any non-public information concerning the other party or its business and operations, provided a party may disclose such information:

(a)	where such information becomes publicly available or widely known by the public other than by a breach of this Agreement, or is known by the receiving party prior to the entry of this Agreement or obtained independently of this Agreement, and the disclosure of such information would not breach any other confidentiality obligations;
(b)	if required by Applicable Law or requested by any Governmental Body having jurisdiction over such party;
(c)	to its Affiliates and those of its and its Affiliates’ directors, officers, employees, advisors and representatives who need to have knowledge of such information;
(d)	in the case of a Lender and its Affiliates, to any limited partner or co-investor or prospective limited partner or co-investor in or with a private equity fund managed by the Lender or Affiliates of the Lender, to the extent such information is reasonably relevant to the current investment or future investment decision of any such limited partner or co-investor or prospective limited partner or co-investor, provided such persons undertake to maintain the confidentiality of it and are strictly limited in their use of the confidential information for the purpose of making an investment decision in or with respect to the Lender or Affiliates of the Lender; and

(e)	to any Person to whom such party, in good faith, anticipates assigning an interest in this Agreement as contemplated by Section 12.5 and such Person’s Affiliates and the representatives, consultants and advisers of such Person or its Affiliates who have a legitimate need to know such information.

12.9.2       In the case of disclosure pursuant to paragraphs 12.9.1(c), (d) or (e), the disclosing party shall be responsible to ensure that the recipient of such information does not disclose such information to the same extent as if it were bound by the same non-disclosure obligations of the disclosing party hereunder, and shall be liable to the disclosing party for any improper use or disclosure of such information by such recipient.

12.10	Press Releases and Public Disclosure.

If the Borrower or any of its Subsidiaries is required by Applicable Law to file a copy of this Agreement on SEDAR (or otherwise publicly file a copy of this Agreement), the Borrower shall consult with the Administrative Agent with respect to, and agree upon, any proposed redactions to this Agreement in compliance with Applicable Laws before it is filed on SEDAR (or otherwise). If the parties are unable to agree on such redactions, the Borrower shall redact this Agreement to the fullest extent permitted by Applicable Laws before filing it on SEDAR (or otherwise).

12.11	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, without reference to the conflict of laws rules.

12.12	Submission to Jurisdictions.

Each of the parties irrevocably and unconditionally (a) submits to the nonexclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (b) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts, and (c) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

12.13	Counterparts.

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts (including facsimile), with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties as of the date first written above.

i-80 GOLD CORP., as Borrower
By:	(signed) "Ewan Downie"
Name: Ewan Downie Title: Chief Executive Officer
I/We have the authority to bind the Corporation
By:	(signed) "Ryan Snow"
Name: Ryan Snow Title: Chief Financial Officer
I/We have the authority to bind the Corporation

PREMIER GOLD MINES USA, INC., as Guarantor
By:	(signed) "Ewan Downie"
Name: Ewan Downie Title: President and Secretary
I/We have the authority to bind the Corporation
By:	(signed) "Ryan Snow"
Name: Ryan Snow Title: Vice President, Finance
I/We have the authority to bind the Corporation

OSGOOD MINING COMPANY, LLC, as Guarantor
By:	(signed) "Ewan Downie"
Name: Ewan Downie Title: President and Secretary
I/We have the authority to bind the Corporation
By:	(signed) "Ryan Snow"
Name: Ryan Snow Title: Treasurer
I/We have the authority to bind the Corporation

RUBY HILL MINING COMPANY, LLC, as a Guarantor
By:	(signed) "Ewan Downie"
Name: Ewan Downie Title: President and Secretary
I/We have the authority to bind the Corporation
By:	(signed) "Ryan Snow"
Name: Ryan Snow Title: Vice President, Finance
I/We have the authority to bind the Corporation

OMF FUND III (F) LTD., as Administrative Agent and Lender
By:	(signed) "Garth Ebanks"
Name: Garth Ebanks Title: Director
I/We have the authority to bind the Corporation
By:
Name: Title:
I/We have the authority to bind the Corporation

Schedule A

Lender Principal Amount

[Redacted - commercially sensitive information]

Schedule 1.1.36

Form of Completion Certificate

[Redacted - commercially sensitive information]

Schedule 1.1.37

Form of Compliance Certificate

[Redacted - commercially sensitive information]

Schedule 1.1.103

Material Contracts

[Redacted - commercially sensitive information]

Schedule 1.1.104

Material Project Authorizations

[Redacted - commercially sensitive information]

Schedule 1.1.136

Project Agreements

[Redacted - commercially sensitive information]

Schedule 1.1.154

Royalties

[Redacted - commercially sensitive information]

Schedule 7.1.1

Organization and Powers

[Redacted - commercially sensitive information]

Schedule 7.1.2

Authorization; No Conflict

[Redacted - commercially sensitive information]

Schedule 7.1.4

Consents

[Redacted - commercially sensitive information]

Schedule 7.1.5

Corporate Structure; Subsidiaries; Other Ventures

[Redacted - commercially sensitive information]

Schedule 7.1.11

Project Property

[Redacted - commercially sensitive information]

Schedule 7.1.12

Maintenance of Project Property

[Redacted - commercially sensitive information]

Schedule 7.1.19

Environmental Compliance

[Redacted - commercially sensitive information]

Schedule 7.1.20

Community Matters

[Redacted - commercially sensitive information]

Schedule 7.1.21

Employee and Labour Matters

[Redacted - commercially sensitive information]

Schedule 7.1.24.6

Audits

[Redacted - commercially sensitive information]

Schedule 7.1.24.8

Taxes

[Redacted - commercially sensitive information]

Schedule 7.1.27.3

Off-Balance Sheet Transaction

[Redacted - commercially sensitive information]

Schedule 7.1.29

Related Party Transactions

[Redacted - commercially sensitive information]

Schedule 7.1.31

Litigation

[Redacted - commercially sensitive information]

Schedule 7.1.35.3

Public Disclosure Documents

[Redacted - commercially sensitive information]